United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

PHAROL, SGPS S.A.

First Half 2015 RESULTS

•                  PHAROL had a good progression in the first semester of 2015: Net results, excluding non-recurring items, were losses of EUR 14.2mn (losses of 66.9mn in the first semester of 2014).

•                  PHAROL net results in 2Q15 were positive, amounting to EUR 28.7mn.

•                  Oi performance was solid and showed a positive progression in a challenging macro-economic environment. Contribution from Oi to earnings was EUR 24mn in the first semester of 2015.

MESSAGE FROM THE CEO

Mr. Luís Palha da Silva

“We are satisfied with the progression of our different business lines in the first semester: Oi has performed solidly in a complicated economic environment in Brazil. The Company is successfully growing its added value services across businesses, bringing strict cost analysis criteria and implementing strict rules to Capex. At PHAROL Holding level, the externalisation of services and the strict cost containment criteria are bringing substantial savings to our cost structure.

I am confident to see an adequate progression in all key dimensions in the second semester of the year.

PHAROL remains fully immersed in the continuous evaluation of our strategic alternatives to optimize Oi and Rio Forte assets to determine the best options to improve remuneration to Company Shareholders. Contributing, as Shareholder, to a consolidation process, in Brazil, will remain our top priority.”

Highlights

PHAROL

(Million Euro)	1H15	1H14	2Q15	2Q14

EBITDA	(9.0)	(12.8)	(5.0)	(8.1)

Losses (gains) in joint ventures	13.3	(57.8)	51.9	(41.1)

Result from recurring operations	(14.2)	(66.9)	28.7	(52.9)

OI

(Million Reais)	1H15	1H14	2Q15	2Q14

Net revenues	13,824	14,255	6,784	7,154

Routine EBITDA	3,958	3,581	1,947	1,754

Routine EBITDA Margin %	28.6%	25.1%	28.7%	24.5%

Net earnings	224	10	671	(217)

Capex	2,093	2,700	1,069	1,427

Contact details

Luís Sousa de Macedo

Investor Relations

Tel: +351 21 269 7690 - Fax: +351 21 500 0800

E-mail: ir@pharol.pt

1

i.                               Highlights of PHAROL First Semester results:

•                                Strong effort to control costs in the Holding Company: PHAROL operational expenses in the first semester of 2015 reached EUR 9mn (including c.3.5mn of non-recurring expenses) versus 12.8mn in the same period of 2014.

•                                Equity accounted earnings of EUR 13.3mn (compared to 57.8mn losses in H114): EUR 24mn on PHAROL participation in Oi earnings and EUR 10.7mn loss provision (due to the increased stake of PHAROL in Oi in the second quarter of 2015 and the subsequent adjustment in provisions).

•                                Losses of EUR 18.5mn on the depreciation of the R$ and the mark to market value of Oi call option.

ii.                           Highlights of Oi First Semester results:

•                                Oi’s evolution in the first semester of 2015 has been solid: despite a very challenging macroeconomic situation in the country, recurring EBITDA in the semester increased by 10.5% to R$3,958mn (an outstanding 350bp increase in its EBITDA margin to 28.6%).

•                                Especially remarkable was the cost containment effort and the progression achieved in the second quarter: EBITDA margin reached 28.7% (24.5% in Q214).

•                                These results show the increasing focus of Oi on its key strategic axes: growth of added value services across the different business lines, cost containment program and increasing efficiency of its investment plan.

•                                Oi’s earnings guidance for the full 2015 has been reiterated: recurring EBITDA in the range of R$ 7-7.4bn and Operating Cash Flow in the R$ 1.2-1.8b.

OTHER RELEVANT INFORMATION

As of June 30, 2015, PHAROL, SGPS S.A. was the owner of a 27.5% stake in Oi, debt instruments on Rio Forte (nominal value EUR 897mn) and a call option on additional Oi shares (which if exercised in full will increase PHAROL stake in Oi to 39.7%).

2

PHAROL, SGPS, S.A.

CONSOLIDATED REPORT

First Semester 2015

“PHAROL”, “Group PHAROL”, “Group” and “Company” is a reference to the companies that are part of PHAROL SGPS, S.A. or to one of them, depending on the context.

01 FINANCIAL REVIEW

FINANCIAL REVIEW

As of 31 December 2014, following the capital increase of Oi S.A. (“Oi”), concluded on 5 May 2014 (the “Oi Capital Increase “), PHAROL held a 39.7% direct and indirect stake in Oi. This included a portion classified as a non-current asset held for sale (Note 12), in connection with the Exchange agreement (“Exchange”) entered into on 8 September, 2014 and completed on 30 March, 2015, and the remaining stake of 22.8% classified as investment in joint ventures (Note 13) and therefore accounted for using the equity method.

On 30 March, 2015, the Exchange was completed, whereby PHAROL (1) transferred to Portugal Telecom International Finance, B.V. (“PT Finance”), a subsidiary of Oi, an aggregate amount of 47,434,872 common shares and 94,869,744 preferred shares of Oi, and (2) received from PT Finance debt securities of Rio Forte Investments S.A. (“Rio Forte”) with a nominal value of Euro 897 million and a call option on the transferred shares (“Call Option”).

After the completion of the Exchange, PHAROL holds (1) an effective stake of 27.5% in Oi corresponding to the 22.8% stake referred above plus 4.7% due to the decrease in the number of outstanding shares of Oi, (2) the debt securities of Rio Forte with nominal value of Euro 897 million, and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 per common share and R$18.529 per preferred share and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

The relevant agreements for the implementation of the New Structure of Oi, further described in detail in the next chapter, were signed on 22 July, 2015. Subsequently, a General Meeting of Shareholders of Oi to approve the New Structure was called, and will be held on 1 September, 2015. After the execution of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL will hold, directly or indirectly through wholly owned subsidiaries, 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi. PHAROL’s voting rights in Oi will be limited to 15% of the total ordinary shares of Oi, as per the changes to be introduced in Oi’s bylaws.

In 1H15, the consolidated net loss amounting to Euro 14 million, mainly reflects (1) the Euro 13 million gain corresponding to (a) the effective interest of PHAROL (22.8% up to 30 March, 2015 and 27.5% up to 30 June 2015) in the R$224 million 1H15 Oi net income, and (b) a loss of Euro 10 million corresponding to the impact of the increase in PHAROL’s effective stake in Oi from 22.8% to 27.5% related to the completion of the Exchange, which occurred on 30 March, 2015, which reflects the negative change in Oi’s shareholders equity between 4Q14 and 1Q15, which was more than offset by (2)

Consolidated Report | First Half 2015

the Euro 9 million 1H15 consolidated operational costs, which included non recurring financial and legal services, and (3) a 17 million loss relative to the reduction in the fair value of the Call Option during the 2Q15, associated with the Real devaluation and the Oi share price reduction (registered in net losses on financial assets and other investments and other net financial losses).

The net income in 2Q15 reached Euro 29 million and was positively affected by the accounting impacts in Oi’s results of R$1.1 billion related to results from the discontinued operations of PT Portugal. This figure includes the positive effect related to foreign exchange gains/(losses) over PT Portugal’s book value, which was registered in shareholders’ equity at that time. With the completion of the PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

CONSOLIDATED INCOME STATEMENT

				Euro million

	2Q15	2Q14 Restated	1H2015	1H14 Restated
Wages and salaries	0.9	3.3	1.9	6.5
Supplies, external services and other expenses	3.5	3.5	6.0	4.4
Provisions and adjustments	—	0.1	—	0.1
Indirect taxes	0.6	1.1	1.1	1.8
Other operational expenses	—	—	—	—
Loss before financial results and taxes	(5.0)	(8.1)	(9.0)	(12.8)
Depreciations	0.0	0.0	0.0	0.1
Earnings before interest and taxes	(5.1)	(8.1)	(9.1)	(12.8)
Net other gains	0.3	(0.4)	0.3	(0.9)
Loss before financial results and taxes	(5.4)	(7.6)	(9.3)	(11.9)
Net interest income	(0.1)	(3.7)	(0.3)	(10.5)
Losses/ (gains) of joint ventures	(51.9)	41.1	(13.3)	57.8
Net losses on financial assets and other investments	11.5	—	11.5	—
Net other financial losses (gains)	6.5	10.3	7.0	10.1
Loss before taxes	28.8	(55.4)	(14.2)	(69.3)
Income taxes	0.0	(2.5)	0.0	(2.4)
Net loss from continuing operations	28.7	(52.9)	(14.2)	(66.9)
Net income from discontinued operations	—	461.8	—	470.7
Net income	28.7	408.9	(14.2)	403.8
Attributable to non-controlling interests	—	4.0	—	13.6
Attributable to equity holders of PHAROL	28.7	405.0	(14.2)	390.2

Consolidated operating costs amounted to Euro 9.0 million in 1H15 compared to Euro 12.8 million in 1H14, a decrease explained by lower personnel costs due to lower variable remunerations. This effect was partially offset by higher third party expenses mainly related to non recurring financial and legal services associated with the Business Combination with Oi and the tender offer that PHAROL was subject to.

Interest income amounted to Euro 0.3 million in 1H15 compared to Euro 10.5 million in 1H14. Interest income in 1H14 mainly reflects cash amounts at Bratel Brasil that were used in 5 May 2014, under the Business Combination’s scope, to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi, where Bratel Brasil held a stake.

Gains in joint ventures amounted to Euro 13.3 million in 1H15, which compares to a Euro 57.8 million loss in 1H14, corresponding to the effective share of PHAROL in Oi and its controlling holding companies results, based on the equity method of accounting. Gains recorded in 1H15 reflect (1) a gain of Euro 24 million corresponding to PHAROL’s effective stake (22.8% up to 30 March 2015 and 27.5% up to 30 June 2015) in the net income recorded by Oi in 1H15, and (2) a loss of Euro 10 million corresponding to the impact of the increase in PHAROL’s effective stake in Oi from 22.8% to 27.5% related to the completion of the Exchange, which occurred on 30 March 2015, which reflects the negative change in Oi’s shareholders’ equity between 4Q14 and 1Q15. Oi’s 1H15 net income was positively affected by the accounting impacts of R$1.1 billion related to results from the discontinued operations of PT Portugal. This figure includes the positive effect related to foreign exchange gains/(losses) over PT Portugal’s book value, which was registered in shareholders’ equity at that time. With the completion of the PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

The losses recorded in 1H14, amounting to Euro 57.8 million, reflect (1) a loss of Euro 32 million corresponding to PHAROL’s effective share in Oi’s 1H14 net income, and (2) a loss of Euro 27 million corresponding to PHAROL’s effective stake in the net losses of the controlling holding companies of Oi, which mainly reflect interest expenses incurred by these entities associated with their gross debt at the time, which was fully repaid on 5 May, 2014.

The Euro 17.9 million losses in net losses on financial assets and other investments and net other financial losses mainly reflect the reduction in the fair value of the Call Option during 2Q15, associated with the Brazil real devaluation and the Oi share price reduction.

Net income from discontinued operations amounted to Euro 470.7 million in 1H14 and includes the income from businesses contributed to the Oi Capital Increase on 5 May, 2014. This mainly reflects a gain recorded in the capital increase of Oi, totaling Euro 699 million, partially offset by the write-off of deferred tax assets relating to reportable tax losses, amounting to Euro 208 million, recorded on the same day due to the discontinuation of businesses in Portugal that supported the recognition of these deferred tax assets.

The result attributable to non-controlling interests amounted to Euro 13.6 million in 1H14, primarily reflecting the minority stake in the Africa businesses in 2014 until May 5, 2014, when they were contributed to the capital increase of Oi.

Net loss amounted to Euro 14.2 million in 1H15 compared to a Euro 390.2 million gain in 1H14. In 1H15 the net loss mainly reflects the gain corresponding to the effective interest of PHAROL in the R$224 million 1H15 Oi net income, net of the loss related to the completion of the Exchange, which was more than offset by the consolidated operational costs and the reduction during 2Q15 of the fair value of the Call Option.

The 1H14 net income mainly reflects (1) the gain recorded in the capital increase of Oi, as explained above, and (2) losses in joint ventures registered according to the equity method.

The net income in 2Q15 reached Euro 29 million and was positively affected by the accounting impacts in Oi’s results of R$1.1 billion related to results from the discontinued operations of PT Portugal. This figure includes the positive effect related to exchange variation gains over PT Portugal’s book value, which was registered on the shareholders’ equity at that time. With the completion of PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		Euro million

	30 Jun 2015	31 Dec 2014
ASSETS
Cash and cash equivalents	85.1	109.5
Accounts receivable	0.3	0.1
Investments in joint ventures	731.1	714.2
Tangible assets	0.3	0.2
Taxes receivable	5.4	6.1
Non-current assets held for sale	0.0	388.4
Other assets	203.1	0.0
Total assets	1,025.4	1,218.5
LIABILITIES
Short-term debt	0.1	0.1
Accounts payable	10.3	9.0
Accrued expenses	12.9	23.4
Taxes payable	1.0	5.4
Provisions	0.1	27.2
Other liabilities	0.9	0.9
Total liabilities	25.2	66.0
Total shareholders’ equity	1,000.2	1,152.5
Total liabilities and shareholders’ equity	1,025.4	1,218.5

Net cash position net of gross debt, accounts payable, accrued expenses, and taxes payable was Euro 60.9 million and Euro 71.6 million in 30 June, 2015 and 31 December, 2014, respectively. The reduction during 1H15 was impacted by third party expenses mainly related to non recurring financial and legal services associated with the Business Combination with Oi and the tender offer that PHAROL was subject to.

Investments in joint ventures mainly correspond to PHAROL’s effective stake in Oi (1) of 22.8% on 31 December, 2014, which was impacted by the classification of a portion of the investment as non-current assets held for sale under the Exchange, and (2) of 27.5% on 30 June, 2015, reflecting the share gain compared to 31 December, 2014 due to the decrease in outstanding shares of Oi after the completion of the Exchange. On 30 June, 2015 and 31 December, 2014, PHAROL’s investment in joint ventures in Oi corresponded to a total investment of Euro 712 million and Euro 693 million, respectively, a Euro 19 million increase mainly explained by the share gain as referred to above and Oi’s 1H15 net income. This effect more than compensated the depreciation of the Real in 1H15, and PHAROL’s effective participation in Oi from 22.8% to 27.5%, as a consequence of the reduction in outstanding shares of Oi after the completion of the Exchange. In addition to the effective stake in Oi, this line item also reflects PHAROL’s effective stake in the controlling holding companies of Oi, amounting to Euro 19 million on 30 June, 2015 and Euro 21 million on 31 December, 2014. Investments in joint ventures are measured using the equity method of accounting.

Non-current assets held for sale as of 31 December, 2014 correspond to the fair value of Oi shares in connection with the Exchange entered into with Oi. The fair value of these shares was based on the Oi share price as of 31 December, 2014.

Other assets at 30 June 2015, amounting to Euro 203 million, mainly correspond to the fair value of assets received on 30 March, 2015 in connection with the Exchange including (1) Euro 135 million related to the estimated fair value of debt instruments issued by Rio Forte, the nominal value of which amounts to Euro 897 million, and (2) Euro 68 million related to the fair value of the Call Option.

Provisions on 31 December, 2014 include an amount of Euro 27 million related to the financial impact of the Exchange. This provision included (1) Euro 168 million related to the difference between the accounting value of the shares to be exchanged and the fair value of assets to be received, (2) net of an amount of Euro 141 million (Note 17) corresponding to the estimated gain of the increase in PHAROL’s effective participation in Oi from 22.8% to 27.5%, as a consequence of the reduction in outstanding shares of Oi after the completion of the Exchange.

Shareholders’ equity amounted to Euro 1,000 million on 30 June, 2015 compared to Euro 1,153 million on 31 December, 2014, a decrease of Euro 152 million, mainly reflecting (1) the negative net income of Euro 14 million recorded in 1H15, and (2) the effective participation of PHAROL in the net losses recorded by Oi directly in its shareholders equity during 1H15, which mainly reflect the reversal, at the time of the sale, of the positive foreign currency translation adjustments since May 2014, in the amount of Euro 131 million, related to the change in value of the stake in PT Portugal.

Oi RESULTS KEY HIGHLIGHTS

In a difficult macro-economic environment, once again Oi has delivered results consistent with its commitment to the market. Oi reiterates its 2015 guidance of routine EBITDA of R$7.0 to 7.4 billion and Operating Cash flow (“OCF”) improvement of R$ 1.2 to 1.8 billion, both for Brazilian operations.

In 2Q15, Oi increased its routine EBITDA of Brazilian operations by +10.7% y.o.y to deliver EBITDA of R$1,816 million. This result is the product of their ongoing business transformation. Despite inflation of 8.9% in 2Q15 (higher than the 8.1% in 1Q15) Oi reduced Brazilian operations opex by 10.5% y.o.y. in the quarter, an acceleration of cost reduction versus 1Q15. Operating costs and expenses reached R$4,739 million in 2Q15, resulting in an EBITDA margin of Brazilian operations of 27.7%, an expansion versus last year of 4.1 p.p. (2Q14). Oi is confident that there are still great opportunities ahead.

In Brazil, routine EBITDA minus Capex reached R$775 million in the quarter, an increase of 198% over the same quarter last year, as a result of EBITDA growth, business transformation and increased focus on investment efficiency. In this quarter, Capex in Brazil was R$1,041 million (-24.5% y.o.y), of which 88% was allocated for improvement and expansion of the network. Their largest and most important infrastructure projects are coming in ahead of schedule and below budget despite current challenging conditions. As a result, Oi is not only reducing capex but also delivering objective network improvements. In wireless, data drop rates have declined by 1.3 p.p. y.o.y, while data traffic has increased by 20% in 2G and by 67% in 3G. In fixed broadband, average delivery speeds have increased by 21.4% y.o.y. and this month Oi will launch a VDSL service.

Total net revenues in Brazil reached R$6,555 million (-5.5% y.o.y), mainly impacted by the MTR decline and the reduction in handset revenues. In April, Oi outsourced its handset operations, generating a negative impact of approximately R$140 million in handset revenues in the mobility segment. It is important to highlight that, on the other hand, this change will lead to higher margins and better working capital.

Net service revenues, which excludes handset revenues, reached R$6,486 million, a fall of 3.3% y.oy., mainly impacted by lower interconnection tariffs (MTR) in mobile and the more challenging macroeconomic environment, especially in the Corporate / SMEs segment.

Net revenues in the Residential segment reached R$2,460 million, -2.4% y.o.y, a stable trend from the previous quarter, driven by broadband and pay TV revenues (+8.0% e +50.9%, respectively), as a result of new offers, better sales mix, and a continued focus on bundled offers and upselling. This focus on profitability resulted in another quarter of ARPU growth in all products, making residential ARPU accelerate growth and reach R$78.5 (+ 6.2% y.o.y) in the quarter.

In Personal Mobility, net customer revenues (excluding MTR and handset revenues) totaled R$1,757 million, +3.5% y.o.y, due to the 2.7% growth in prepaid recharges combined with the 7.4% annual increase in the postpaid ARPU (ex-MTR), both driven by the data usage growth. Data revenue growth of 51% continues to underpin success. Oi has increased its smartphone penetration and the migration of customers to its 3G and 4G network, improving customers´ service and experience. As a result, data revenues represented 40% of total customer revenues for 2Q15.

Net revenues in Corporate/SMEs reduced by 4.5% y.o.y in the quarter, mainly impacted by the macroeconomic environment in Brazil.

Routine operating cash flow remained stable in the quarter. Net debt increased to R$34,644 million, mainly affected by the annual 3G license payment, the bi-annual payment of the concession fee and financial expenses. In the second half cash burn is expected to be lower as one offs from 1H15 do not recur. Oi has begun its liability management program in the wake of the sale of PT Portugal and is focused on continuing asset sales, reduction of financial expenses, extension of maturities and strengthening the balance sheet.

	in R$ million or otherwise stated

	2T15	2T14	1S15	1S14
Oi S.A. Pro-forma (1)
Total Net Revenues	6,784	7,154	13,824	14,255
EBITDA	1,899	1,833	3,910	4,907
EBITDA Margin (%)	28.0%	25.6%	28.3%	34.4%
Routine EBITDA	1,947	1,754	3,958	3,581
Routine EBITDA Margin (%)	28.7%	24.5%	28.6%	25.1%
Consolidated Net Eargins (Loss) (2)	671	-217	224	10
Net Debt	34,644	46,239	34,644	46,239
Available Cash	16,636	5,988	16,636	5,988
CAPEX	1,069	1,427	2,093	2,700

	in R$ million or otherwise stated

	2T15	2T14	1S15	1S14
BRASIL
Revenue Generating Unit (‘000)	72,975	74,895	72,975	74,895
Residential	16,791	17,514	16,791	17,514
Personal Mobility	47,756	48,618	47,756	48,618
Corporate / PMEs	7,778	8,108	7,778	8,108
Public Telephones	651	656	651	656
Total Net Revenues	6,555	6,935	13,396	13,811
Net Services Revenues (3)	6,486	6,711	13,125	13,465
Residential	2,460	2,519	4,951	5,072
Personal Mobility	1,950	2,023	4,009	4,075
Clients (4)	1,757	1,698	3,557	3,352
Corporate / SMEs	2,001	2,080	4,019	4,163
Routine EBITDA	1,816	1,640	3,745	3,350
Routine EBITDA Margin (%)	27.7%	23.7%	28.0%	24.3%
CAPEX	1,041	1,380	2,025	2,588
Routine EBITDA - CAPEX	775	260	1,719	762

(1) Pro-forma figures, except net earnings, net debt and available cash.

(2) Consolidated Net Earnings include the discontinuation of the operations of PT Portugal. Net Earnings from Discontinued Operations include the positive effect related to exchange variation gains over PT Portugal’s book value, which was registered in shareholders’ equity in 4Q14. With the completion of the PT Portugal sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated to the sale.

(3) Excludes handset revenues. The handset operations outsourced in this quarter had a negative impact of approximately R$140 million in handset revenues in the Personal Mobility segment.

(4) Includes: subscriptions, outgoing calls, mobile long distance, roaming and value added services.

02 BUSINESS PERFORMANCE

BUSINESS COMBINATION OF PHAROL AND Oi

Following the memorandum of understanding, disclosed in a timely manner to the market on 2 October, 2013 (“Memorandum of Understanding”), PHAROL, Oi and the major shareholders of both companies announced their intention to proceed with a business combination of PHAROL and Oi (the “Business Combination”) merging them into a single listed entity under Brazilian law, it having been decided that such company would be Telemar Participações, S.A. (“TmarPart”).

The Business Combination, as initially envisioned, involved three main phases:

•                  A first phase, involving the Oi Capital Increase, was completed on 5 May, 2014, with the issuance of common shares and preferred shares in an offering for an aggregate amount of R$8,250 million in cash, including the exercise of a greenshoe, and common shares and preferred shares in favor of PHAROL, in exchange for the contribution in kind, by PHAROL to Oi of (i) all of the operating assets of PHAROL, except the shares held directly or indirectly - through Bratel Brasil and PTB2, S.A. (“PTB2”) - in Oi, Contax Partipações S.A. (“Contax”) and Bratel B.V. (“Bratel”), and (ii) substantially all of PHAROL’s liabilities on the date of the contribution, valued in net terms (assets less liabilities) in accordance with the respective appraisal report at R$5,709.9 million. Simultaneously with the Oi Capital Increase, PHAROL, through its subsidiaries in Brazil, subscribed to debentures convertible into shares of companies belonging to the control groups of AG Telecom Participações S.A. (“AG Telecom”) and of LF Tel S.A. (“LF Tel”), and these entities subscribed to debentures convertible into shares of TmarPart, which have been fully converted. As a result of such conversion, PHAROL came to hold an additional shareholding stake in companies belonging to the control groups of AG Telecom and of LF Tel, and indirectly in TmarPart and Oi;

•                  A second phase, involved the merger of shares, under Brazilian law (the “Merger of Oi”), under which, subject to approval of holders of common shares of Oi and of TmarPart, all shares of Oi not belonging to TmarPart would be exchanged for common shares of TmarPart, with Oi becoming a wholly owned subsidiary of TmarPart and, at the same time, the latter would be listed on the Novo Mercado segment of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”). Simultaneously with the Merger of Oi, a simplification of the corporate structure of TmarPart was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of TmarPart, by which, among other things, PHAROL would come to directly hold shares of Oi corresponding to its indirect stake in TmarPart (“Corporate Reorganization”); and

•                  A third phase, involving the subsequent merger under Portuguese and Brazilian law, of PHAROL with and into TmarPart (the “PHAROL Merger”), and under the terms of which the shareholders of PHAROL would receive a total number of TmarPart shares equal to the number of shares of such company held by PHAROL immediately prior to the PHAROL Merger. The shares of TmarPart, the surviving entity of the above referenced transactions, would be listed on the Novo Mercado segment of BM&FBOVESPA, on the regulated market NYSE Euronext Lisbon (“Euronext Lisbon”) and the New York Stock Exchange (“NYSE”).

The transaction was agreed to, and its execution was delegated to the management of both companies (which included common members amongst themselves, by virtue of the reciprocal stake the companies held in the share capital of each other), subject to the approval at a general shareholders meeting. In the specific case of PHAROL, the first and third stages were subject to approval at a general shareholders meeting.

PHASE 1 — Oi CAPITAL INCREASE

As part of the process leading to the Business Combination, the Oi Capital Increase was carried out, and as planned, part of the newly issued shares of Oi were subscribed by PHAROL and paid by means of a contribution in kind corresponding to all of the shares held by PHAROL in PT Portugal SGPS, S.A. (“PT Portugal”), a company that then owned all of the operating assets of the business of the companies of the PHAROL group (with the exception of shares directly or indirectly held in Oi, Contax and Bratel) and the respective liabilities at the date of its contribution (“PT Assets”). The PT Assets were contributed at a value based on a proposal by the Oi Board of Directors at a general shareholders’ meeting of Oi, supported by an appraisal report conducted by an independent company - Banco Santander (Brasil) S.A., hired for such purpose by Oi - in accordance with applicable Brazilian law. The report was approved at a general shareholders meeting of Oi, held on 27 March, 2014.

As mentioned above, PHAROL’s participation in the Oi Capital Increase, given the importance of the matter, was submitted to approval by a meeting of PHAROL’s general shareholders.

On 27 March, 2014, the shareholders of Oi approved the appraisal report referred to above and the contribution of PT Assets to Oi, valued at R$5,709.9 million - corresponding to the equivalent of Euro 1,750 million, applying the real to Euro exchange rate on 20 February 2014 (i.e., 3.2628 reais per Euro), as provided for in previous agreements - an amount which the shareholders of PHAROL, at a meeting also held on 27 March, 2014, approved for the contribution of such PT Assets in connection with the Oi Capital Increase.

On 5 May, 2014, the Oi Capital Increase was settled, with PHAROL subscribing to 1,045,803,934 common shares and 1,720,252,731 preferred shares, which represented the share capital of Oi received in return for the contribution in kind of the entire share ownership of PT Portugal, holder of the PT Assets. As a result, PHAROL came to hold on such date, as its only significant asset, a direct and indirect stake of 39.7% in the share capital of Oi, comprising a stake of 39.0% of the voting share capital (excluding the indirect stake held by TmarPart, AG Telecom and LF Tel in Oi).

Among the PT Assets, contributed in connection with the Oi Capital Increase, was a creditor position on Rio Forte — a company in the Espírito Santo Group (“GES”) — which corresponded to short-term investments subscribed or acquired by two entities that were at the time, wholly owned subsidiaries of PHAROL - namely PT Portugal and PT Finance - with a par value of Euro 897 million, identified as the “Rio Forte Investments.”

SHAREHOLDER AGREEMENTS

The TmarPart shareholder agreements (“TmarPart Shareholders Agreements”) were in effect as of 30 June, 2015, having been entered into or amended on 25 January, 2011, 19 February, 2014 and 8 September, 2014, the quorums laid down in the agreements having been adjusted to take into account the percentage of stakes held by AG Telecom, LF Tel, by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), the Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), the Fundação Atlântico de Seguridade Social (“FATL”), Fundação Petrobras de Seguridade Social — PETROS (“PETROS”), the Fundação dos Economiários Federais — FUNCEF (“FUNCEF”) and Bratel Brasil, to ensure that the voting rights of these shareholders will be identical to those held on 19 February, 2014, and provided that such shareholders have not reduced their respective stakes through the sale of shares to third parties who are not original signatories of the Global Shareholders Agreement (as defined below) or their related parties.

The TmarPart Shareholders Agreements comprise (a) a general shareholders’ agreement, signed by all of the shareholders of TmarPart - AG Telecom, LF Tel, FATL, Bratel Brasil, BNDESPAR, PREVI, PETROS and FUNCEF - as parties, and by TmarPart and PHAROL, as intervening parties (“Global Shareholders Agreement”) and (b) a shareholders agreement entered into only by AG Telecom, LF Tel and FATL as parties and by TmarPart as an intervening party (“Group Control Shareholders Agreement”).

These agreements were terminated on 30 June, 2015 after the general shareholders meeting of Oi relative to the implementation of the New Structure was called. The agreements will become effective again should the New Structure fail to be implemented, within 32 days of the date in which the mentioned general shareholders meeting was called.

The TmarPart Shareholders Agreements provide for the following relevant rights and obligations:

(1) Global Shareholders Agreement:

(i)                                     The initial period of the Global Shareholders Agreement expires on 25 April, 2048, or on the date on which the last concession or authorization to lapse, held by TmarPart or any of its subsidiaries, expires, whichever is later, subject to the agreement of the parties of the Global Shareholders Agreement. The duration of the Global Shareholders Agreement may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)           The following rules apply to the election of members of the board of directors and officers, and to the vote of the respective shares of TmarPart and each of the subsidiaries of TmarPart that have net operating income equal to or greater than R$100 million, which will be referred to as “controlled subsidiaries”:

a.              The Board of Directors of TmarPart will be composed of eleven members and an equal number of alternates;

b.              AG Telecom, LF Tel and FATL will together hold the right to appoint the majority of members of the Board of Directors of TmarPart and of each of the controlled subsidiaries;

c.               Each increment of 7% of the share capital with voting rights of TmarPart held by a party to the Global Shareholders Agreement, will assign to such party, the right to appoint a member of the board of directors of TmarPart and of each of the controlled subsidiaries and the respective alternate;

d.              While it holds at least 7% of the share capital with voting rights of TmarPart, PHAROL will have the right to appoint a member of the board of directors of TmarPart and two members of the Board of Directors of Oi and their respective alternates, from among executive administrators and executive officers of PHAROL;

e.               Each increment of 7% of the share capital with voting rights of TmarPart held together by BNDESPAR, PREVI, PETROS and by FUNCEF, will give these entities the right to collectively appoint (a) a member of the Board of Directors of TmarPart and each of the controlled subsidiaries and the respective alternate; and (b) one member and respective alternate of the Board of Directors of Oi;

f.                The executive board of TmarPart will be composed of four directors;

g.               AG Telecom, LF Tel and FATL will, together, be entitled to appoint the CEO of TmarPart and another director of TmarPart;

h.              While they together hold at least 12% of the share capital with voting rights of TmarPart, PREVI, PETROS and FUNCEF will together hold the right to appoint a director of TmarPart;

i.                  While PHAROL holds at least 12% of the share capital with voting rights of TmarPart, it will have the right to elect a director of TmarPart;

j.                 AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will jointly elect, pursuant to the rules of the Global Shareholders Agreement, the CEO of each of the controlled subsidiaries;

k.              BNDESPAR, PREVI, PETROS and FUNCEF hold the right to together appoint a member of the Audit Committee of TmarPart, when functioning, and of each of the controlled subsidiaries; and

l.                  AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF and PETROS will hold prior meetings before shareholder meetings and the Board of Directors of TmarPart and the controlled subsidiaries, and will exercise their voting rights at TmarPart and the controlled subsidiaries and instruct their representatives on these Boards of Directors to vote, in accordance with the decisions made at previous meetings. Said parties may not exercise their votes, including the shares held directly in Oi and other relevant subsidiaries, to prevent the approval of matters previously approved at a prior meeting held under this Shareholders Agreement.

(iii)                               Under the Global Shareholders Agreement, each of the parties agreed:

a.              Not to enter into other shareholders agreements relating to shares of TmarPart, other than (i) the Global Shareholders Agreement, (ii) the Group Control Shareholders Agreement, (iii) the shareholders agreements entered into by Bratel Brasil, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. (“Jereissati Telecom”), and (iv) the shareholders agreement entered into by BNDESPAR, PREVI, FUNCEF and PETROS;

b.              Not to change the Global Shareholders Agreement, the Group Control Shareholders Agreement, the shareholders agreements entered into by Bratel Brasil, AGSA and Jereissati Telecom, nor the shareholders agreement entered into by BNDESPAR, PREVI, and FUNCEF PETROS, without the consent of all parties to the Global Shareholders Agreement;

c.               To not form any onus on the shares they hold in TmarPart, except for pledge or collateral, in accordance with the Global Shareholders Agreement;

d.              To assign certain rights of first refusal and monitoring in the event of sale (tag along) to other parties to the Global Shareholders Agreement in relation to any transfer of shares that they hold in TmarPart and to any transfer of the controlling shares of TmarPart;

e.               That other parties of the Global Shareholders Agreement have the right to sell, and PHAROL (through Bratel Brasil) has a duty to buy, all of the shares held in TmarPart by the other parties, if Bratel Brasil acquires control of TmarPart;

f.                To offer shares that it holds to other parties to the Global Shareholders Agreement, if the shareholder suffers a change of control; and

g.               That the other shareholders have the right to acquire all shares of TmarPart held by Bratel Brasil in the event of a change of control of PHAROL.

(2) Control Group Shareholders Agreement

(i)                                     The initial period of the Group Control Shareholders Agreement expires on 25 April, 2048 and may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)                                  Under the Group Control Shareholders Agreement, each of the parties agreed:

a.              To have prior meetings before the prior meetings to take place under the Global Shareholders Agreement, and exercise the voting rights attached to their common shares in TmarPart in accordance with the decisions taken at such previous meetings;

b.              That any common shares of TmarPart sold by a party to the Group Control Shareholders Agreement to any other party of the same agreement will remain subject to this agreement; and

c.               If a party to the Group Control Shareholders Agreement sells all or part of their shares in TmarPart to any other party or a third party, the buyer(s) and the seller, as appropriate, will be considered a block for purposes of exercising voting rights under the Group Control Shareholders Agreement (even if the buyer(s) is(are) already party(ies) to this Agreement) and such block will have prior meetings before the prior meetings of the parties to the Group Control Shareholders Agreement.

AGREEMENT ON THE TERMS TO PROCEED WITH THE BUSINESS COMBINATION

On 28 July, 2014, following the default by Rio Forte, PHAROL and Oi announced that they had reached an agreement on the definitive terms of the main agreements to be signed following a new Memorandum of Understanding announced on 16 July, 2014. The main terms of these contracts established that:

•                  PHAROL would exchange Rio Forte Investments amounting to Euro 897 million with Oi, in exchange for 474,348,720 common shares plus 948,697,440 preferred shares of Oi (“Exchange Shares”) - adjusting for the effect of the reverse split of Oi shares on 22 December, 2014, corresponding to 47,434,872 common shares and 94,869,744 preferred shares — representing 16.9% of its share capital;

•                  PHAROL would be assigned an American non-transferable call option (“Call Option”) to acquire the Exchange Shares (with the strike price of R$2.0104 for common shares and R$1.8529 for preferred shares) — which, adjusting to the effect of the reverse split of Oi shares, corresponds to R$20.104 for common shares and R$18.529 for preferred shares, after the reverse split, which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call Option on the Exchange Shares would enter into force on the date of the Exchange and mature in six years, the possibility of PHAROL exercising this option expiring by 10% at the end of the first year, and 18% at the end of each subsequent year;

•                  Any amount received as a result of monetization of the Call Option by issuing any derivative instruments would have to be used to acquire shares pursuant to the exercise the Call Option;

•                  PHAROL could only acquire shares of Oi or TmarPart through the exercise of the Call Option;

•                  The Call Option would be canceled if (i) the bylaws of PHAROL were to be voluntarily altered to remove the 10% voting limitation, (ii) PHAROL were to act as a competitor of Oi, or (iii) PHAROL were to violate certain obligations arising from the definitive documentation, and

•                  The contracts would be concluded as soon as all corporate approvals were obtained and the Exchange, which was completed on 30 March, 2015, would be subject to approval by CVM.

The terms of the agreements also included an alternative agreement to the previously announced merger of PHAROL by TmarPart, in order to achieve the following objectives:

•                  Allow the merger of Oi into TmarPart and the migration to the Novo Mercado segment of BM&FBOVESPA be implemented as soon as possible, with the listing of TmarPart on BM&F Bovespa, Euronext Lisbon and NYSE;

•                  Subject to approval by the Board of Directors and at a general shareholders meeting convened specifically for this purpose, the implementation of an alternative structure to the PHAROL Merger which would allow for the unification of the shareholder basis of both companies, in the fastest and most efficient way possible, and of the attribution to the shareholders of PHAROL of all the TmarPart shares held by PHAROL, after executing the Exchange and before exercising the Call Option, corresponding to a stake of 25.6% in TmarPart, adjusted by treasury shares, and

•                  PHAROL would continue to be listed, with the Rio Forte Investments, Call Option, and its relevant assets.

The terms of the agreements, as described above, were approved on 8 September, 2014 at the general shareholders meeting of PHAROL, and the definitive agreements were signed on the same day. Implementation of the Exchange was in the meanwhile approved by the CVM.

COMPLETION OF THE EXCHANGE AGREEMENT

On 24 March, 2015, PHAROL entered into an agreement with Oi, PT Portugal, PT Finance and TmarPart - Private Agreement for the Assignment of Rights and Obligations (“Assignment Agreement”), by means of which PT Portugal transferred to PT Finance the Rio Forte debt securities held by PT Portugal, and ceded to PT Finance all pertaining rights and obligations in connection with the Exchange Agreement (“Assignment”). The Assignment Agreement also stipulated that the delivery of the Exchange Shares could be implemented by means of the transfer, by PHAROL, of the Exchange Shares, or American Depositary Shares (“ADS”) of Oi, representative of the Exchange Shares, at PHAROL’s criteria. Oi’s ADR Program is regulated by (1) the Depositary Agreement (Ordinary Shares), signed on 17 February, 2012, as amended, between Oi, the Bank of New York Mellon, acting as depositary (“Depositary”), and all periodical holders of ADSs (American Depositary Shares) (“ADSs ON”), issued in the terms of the abovementioned Agreement; and (2) by the Depositary Agreement (Preferential Shares) signed on 27

February, 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs (American Depositary Shares) (“ADSs PN”), issued in the terms of the abovementioned Agreement.

On 30 March, 2015, the Exchange was concluded, by means of which PHAROL (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47,434,872 ADSs ON and 94,869,744 ADSs PN (as a whole, the “Exchange ADSs”) to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on 30 March, 2015, PHAROL transferred the Exchange ADSs to PT Finance, and PT Finance transferred to PHAROL the Rio Forte Investments in the total nominal amount of 897 million Euros.

On 30 March, 2015, the Call Option was in force and effective.

CONCLUSION OF THE NEGOTIATIONS WITH OI TO IMPLEMENT THE NEW STRUCTURE

Negotiations between PHAROL and the major remaining shareholders of Oi were concluded on 31 March, 2015. Such negotiations were aimed at defining a new agreement between the parties concerning the Oi corporate structure and governance model, given the impossibility of migrating TmarPart to the Novo Mercado segment of BM&FBovespa as of 31 March, 2015. The drafting of a new agreement was key to anticipate the main benefits disclosed to shareholders at the time of the Oi Capital Increase, settled on 5 May, 2014. This agreement does not limit the efforts to achieve listing on the Novo Mercado segment of BM&FBOVESPA. The parties have agreed to a new corporate structure and governance model for Oi (the “New Structure”) which, in addition to the benefits and objectives disclosed following the Memorandum of Understanding, will allow Oi to antecipate a new governance model that will cover the main characteristics of the Novo Mercado, and has the following key features:

•                  All of the corporate and management restructuring will take place in Oi, eliminating the need to list TmarPart;

•                  Approval of new Bylaws of Oi, as well as an additional agreement regarding the provisional voting agreement of the shareholders, which will be in effect until the execution of the New Structure, which will allow: (i) the execution of a voluntary exchange program of preferred shares into common shares issued by Oi, with a ratio of 0.9211 common share to each preferred share, subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders’ meeting of Oi, in order to provide to all shareholders the right to vote and to maximize the possibility of a single class of shares; (ii) the implementation of the principle of one share, one vote. However, in order to preserve the balance between shareholders and the dispersion of shareholding control envisaged at the moment of the Oi Capital Increase, a 15% limitation of voting rights applicable to all the shareholders of Oi was agreed to be included in the bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, which result in a dilution of the existing shareholder base (or the acquisition of shares, as the case may be) greater than 50%; (iii) to further improve liquidity, eliminating the lock-up agreements of all shareholders; (iv) the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in TmarPart between the representatives of PHAROL and of the Brazilian shareholders will remain in force; (v) the extinction of TmarPart, which will be merged into Oi, which will result in the termination of the existing shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and (vi) the possibility of benefiting from financial synergies, through the merger of the controlling companies of Oi, directly and indirectly; and

•                  All these significant alterations to Oi’s corporate structure will be submitted for approval at a general shareholders’ meeting of Oi and will be implemented as quickly as possible, after approval from Agência Nacional de Telecomunicações Brasileira (“ANATEL”).

Considering the completion, on 30 March, 2015, of the Exchange between PHAROL and PT Finance of ordinary and preferential shares of Oi’s capital, for Rio Forte Investments (“the Exchange”), the Call Option Agreement, signed on 8 September, 2014 (“Call Option Agreement”), came into effect. An amendment (“Amendment”) to the Call Option Agreement was entered into, as was disclosed at the time, which will allow PHAROL to achieve liquidity for its Call Option through a market sale, independent of previous consent from Oi, with Oi having a right of first refusal if PHAROL decides to transfer the Call Option to a third party. The Amendment is subject to approval by a general shareholders meeting of Oi to be convened by 31 August, 2015, occurring until 30 September, 2015, and, if applicable, approval by the CVM, and the primary shareholders of Oi have committed to vote in favor of approving the Amendment.

EXECUTION OF THE NEW STRUCTURE

On 22 July, 2015, PHAROL signed together with Oi and the controlling holding companies of Oi, the relevant documentation for the corporate restructuring, which include all the provisions relevant for the implementation of the New Structure of Oi.

The New Structure was approved by ANATEL and was submitted for approval at a general shareholders meeting of Oi, to be held on 1 September, 2015. The agenda of the general meeting includes:

•                  Approval of the relevant corporate actions required for the Merger of TmarPart within Oi;

•                  Approval of the new bylaws of Oi;

•                  The approval of the proposal, terms and conditions and the opening of the period for the voluntary exchange of preferred shares of Oi into ordinary shares; and

•                  The election of the Board of Directors of Oi, which will have a mandate that runs until the general shareholders meeting that approves the 2017 financial statements.

RIO FORTE INVESTMENTS

As mentioned above, included in the PT Assets contributed by PHAROL in the Oi Capital Increase were short-term investments in commercial paper obligations issued by Rio Forte, and originally subscribed by PHAROL and PT Finance, in the amount of Euro 897 million. The composition of the outstanding amount of the Rio Forte Investments at the time of the Oi Capital Increase on 5 May, 2014 was as follows:

a)                                     On 15 April, 2014, PT Finance subscribed to Euro 647 million in notes issued by Rio Forte, with maturity on 15 July, 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg.

b)                                     On 15 April, 2014, PHAROL subscribed to Euro 200 million in notes issued by Rio Forte, with maturity on 15 July, 2014. On 5 May 2014, which were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PHAROL to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated 21 December, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolutions was Luxembourg; and

c)                                      On 17 April, 2014, PT Finance subscribed to Euro 50 million in notes issued by Rio Forte, with maturity on 17 July, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated 21 September, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness, with a yield of 3.75% per annum. The jurisdiction for dispute resolutions was Luxembourg.

As a result of the Oi Capital Increase, PT Portugal and PTIF and their rights as creditors under the Rio Forte Investments were contributed by PHAROL. On 15 and 17 July, 2014, Rio Forte defaulted on the Rio Forte Investments held by PT Portugal and PTIF.

On 22 July, 2014, Rio Forte filed for creditor protection/controlled management (gestion contrôlée) under Luxembourg law. Even though it recognized that it did not have the financial capacity to meet its financial commitments, it understood that the best protection for its creditors would be the adoption of this legal regime, a request that was denied by a Luxembourg court on 17 October, 2014. Following this rejection, Rio Forte went into liquidation and was declared bankrupt by the Luxemburg Court on 8 December, 2014. According to the most recent public announcement of the liquidation trustees, the deadline to present claims for this debt was extended and will now end on 30 September, 2015.

As a result of the engagement of PricewaterhouseCoopers in Portugal to conduct an independent analysis of the proceedings and acts related to the investments in treasury applications issued by entities of GES, and of an external law firm to prepare an analysis of the liabilities arising out of or in connection with the investments in entities of GES, the Board of Directors of PHAROL decided on 27 May, 2015, to file legal action against the prior external auditor.

On 4 June, 2015, the liquidation trustees of Rio Forte informed that, as a result of the seizure of several Rio Forte’ assets, they had suspended the sale of certain securities held by Rio Forte that have Herdade da Comporta as an underlying asset.

On 31 July, 2015, PHAROL’s general shareholders’ meeting resolved that the Company shall file a liability claim against all members of the Board of Directors, elected for the three-year term of 2012/2014, who have breached legal, fiduciary and/or statutory duties, among others, either by action or by omission, for the damages caused to PHAROL as a consequence and/or related with the investments in debt instruments issued by entities of GES.

According to the shareholders’ resolution, PHAROL shall file an indemnity claim, within six months counted as of the resolution of the general shareholders’ meeting, against the Board Members that held office during the three-year term of 2012/2014 and that had direct involvement in, or that according to their responsibilities could have prevented, the decisions taken concerning the GES investments.

OI SHAREHOLDER REMUNERATION

On 29 January, 2015, the Board of Directors of Oi reported the cancellation of the Shareholders Remuneration Policy for the 2013-2016 fiscal years, a policy that was communicated on 13 August, 2013. In view of the decision made, Oi is only subject to the provisions of Law 6,404/76, and the Company’s Bylaws. The canceled policy provided for dividends for the 2013-2016 fiscal years, an estimated amount of R$500 million, which represented the minimum dividend that met the following objectives: i) payment of dividends corresponding to the greater of 25% of the adjusted net income for the fiscal year, 3% of Net Assets or 6% of the Share Capital; and ii) to ensure equitable payments among the classes of common and preferred shares.

DELISTING OF THE PHAROL ADSs

On 9 March, 2015 the Board of Directors of PHAROL approved the delisting of its ADSs from the NYSE. 27 March, 2015 was the last day PHAROL ADSs were traded at the NYSE and the delisting of PHAROL ADSs from trading at the NYSE became effective on 30 March, 2015. After the delisting of ADS from the NYSE, the PHAROL ADSs have traded on the U.S. over-the-counter market and PHAROL shares continue to trade on the Euronext Lisbon. The decision was made after (i) PHAROL has received a letter from the NYSE, dated 6 February, 2015, giving notice that PHAROL was below the continued listing criteria set forth in Section 801.02C of the NYSE Listed Company Manual because the average closing price of its ADSs had been less than US$1.00 over a 30 consecutive trading day period. In light of these factors, and in order to achieve cost savings by eliminating costs associated with maintaining a listing on the NYSE, PHAROL decided to delist the ADSs. PHAROL currently intends to maintain its American Depositary Receipt facility, which will enable investors to retain their ADSs and trade those ADSs in the U.S. over-the-counter market. In addition, PHAROL will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, including the requirement to file annual reports on Form 20-F and to submit reports on Form 6-K.

CHANGE TO OI MANAGEMENT

Oi’s Board of Directors approved on 21 April, 2015 a change to the management structure, thereby creating (i) the Office of Corporate Finance, responsible for the Finance, Investor Relations, M&A and Controllership departments; and (ii) the Office of Financial Administration, responsible for the Supply, Accounting, Financial Services, Property, Logistics, and International Operations departments.

Mr. Flavio Nicolay Guimarães was elected to the position of Chief Financial Officer and Investor Relations Officer, assuming responsibility for the Office of Corporate Finance. Mr. Marco Norci Schroeder was elected to the position of Executive Officer, assuming responsibility for the Office of Financial Administration.

ANNUAL GENERAL SHAREHOLDER MEETING OF PHAROL

The Annual General Meeting of Shareholders of PHAROL held on 29 May, 2015 approved the following:

•                  Management reports, balance sheets and accounts, individual and consolidated, for the year 2014;

•                  The transfer of the net loss for the year ended on December 31, 2014, in the amount of 175,082,979 Euros, to retained earnings;

•                  Ratification of the approval of the members of the Board of Directors Rolando António Durão Ferreira de Oliveira, Francisco Ravara Cary, Marco Norci Schroeder, Eurico de Jesus Teles Neto, Jorge Telmo Maria Freire Cardoso and João Manuel Pisco de Castro for the remaining of the three-year period 2012-2014 term office;

•                  Ratification of the appointment of the Director Alfredo Jose Silva de Oliveira Baptista as member of the Audit Committee for the remainder of the three-year period 2012-2014 term office;

•                  Ratification of the appointment of the Directors João Manuel de Mello Franco and José Guilherme Xavier de Basto, respectively, as Chairman of the Board of Directors and Chairman of the Audit Committee for the remainder of the three-year period 2012-2014 term office, respectively;

•                  Approval of a partial amendment of the Articles of Association, including the amendment to the Company’s corporate name to Pharol, SGPS, S.A. and its registered office to Rua Carlos Alberto da Mota Pinto 17, piso 7-A, 1070-313 in Lisbon. Other approved amendments were, namely, the amendment for each share to correspond to one vote and the Company’s governance model, which will be composed by a Board of Directors and a Fiscal Council, and the creation of a Monitoring Committee;

•                  Election of the members of the corporate bodies and of the Compensation Committee for the 2015-2017 term of office, as follows:

Board of the General Meeting of Shareholders:

Chairman: João Vieira de Almeida

Secretary: Sofia Barata

Board of Directors:

Chairman: Luís Maria Viana Palha da Silva

Members:

Francisco Ravara Cary

João do Passo Vicente Ribeiro

João Manuel Pisco de Castro

Jorge Freire Cardoso

José Mauro Mettrau Carneiro da Cunha

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Pedro Zañartu Gubert Morais Leitão

Rafael Luis Mora Funes

Ricardo Malavazi Martins

Fiscal Council:

Chairman: José Maria Rego Ribeiro da Cunha

Members:

Isabel Maria Beja Gonçalves Novo

Pedro Miguel Ribeiro de Almeida Fontes Falcão

Compensation Committee:

Álvaro Pinto Correia

António Gomes Mota

Francisco Lacerda

•                  Election of BDO & Associados — SROC, Lda., represented by Rui Carlos Lourenço Helena, as Statutory Auditor, for the term of office of 2015-2017, and of Pedro Manuel Aleixo Dias as alternate Statutory Auditor.

•                  Approval of the statement of the Compensation Committee on the Compensation Policy for the members of the management and supervisory bodies of the Company.

•                  Approval of the creation of an ad hoc committee to establish the compensation of the members of the Compensation Committee, composed by André Magalhães Luiz Gomes, Bernardo Miguel Carrilho da Silva Malha, Gonçalo Faria de Carvalho and Paulo Alexandre Ramos Vasconcelos.

CLOSING OF THE SALE OF PT PORTUGAL’S SHARES TO ALTICE

After satisfying all of the contractual conditions precedent, the sale by Oi of all shares held in PT Portugal to Altice Portugal, S.A. (“Altice Portugal”) occurred on 2 June, 2015, which mainly includes the operations conducted by PT Portugal in Portugal and Hungary.

Altice Portugal disbursed the total amount of Euro 5.789 billion for the acquisition of PT Portugal, of which Euro 4.92 billion were paid in cash to Oi and Euro 869 million were allocated to immediately repay outstanding indebtedness of PT Portugal in Euros. The final purchase price is subject to post-closing adjustments to be calculated within the next months as a result of changes in the cash, indebtedness and working capital positions on the closing date.

CHANGE OF PHAROL’S REGISTERED OFFICE

On 31 July, 2015, PHAROL changed its registered office to Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square, 1250 -133, Lisboa. Such change was duly registered in the Portuguese Company Registry (“Conservatória do Registo Comercial”).

CORPORATE BODIES

In addition to the changes approved at the annual general shareholder meeting of PHAROL, the following changes were made to the governing bodies of PHAROL, throughout 1H15:

•                  Termination of duties due to resignation of the members of the Board of Directors:

• Francisco Teixeira Pereira Soares, on 27 February, 2015

• Paulo José Lopes Varela, on 16 March, 2015

• Luís Pacheco de Melo, on 18 March, 2015

• Maria Helena Vaz de Carvalho Nazaré, on 31 March, 2015

• Milton Almicar Silva Vargas, on 30 June, 2015

•                  Designation, by appointment, of the members of the Board of Directors:

• João Manuel Pisco de Castro, on 17 March, 2015

•                       Designation of a new responsible for investor relations and interaction with the Portuguese Securities and Exchange Commission:

• Luís Manuel da Costa de Sousa de Macedo, on 26 January, 2015

03 MAIN RISKS AND UNCERTAINTIES

The events and circumstances described below could result in a significant or material adverse effect on the financial condition of PHAROL and a corresponding decline in the market price of the ordinary shares of PHAROL or the PHAROL ADSs, as the case may be.

Relevant Risks
Economic Risks	Oi’s Performance	The main risk to which the Company is subject derives from Oi’s operational and financial performance, notably Oi’s ability to generate profits and cash flow and pay dividends.

Financial Risks	Exchange Rates

Foreign currency exchange rate risks relate mainly to PHAROL’ investments in Oi (Brazil). Any exchange rate fluctuations of the Real against the Euro affect the translation of the results attributable to PHAROL, and therefore impact PHAROL’s results and asset position.

The Company does not have a hedging policy regarding the value of these investments.

Interest Rates

Interest rate risks basically impact the Group’s financial expenses and income on floating interest rate debt and cash applications. PHAROL is exposed to this risk primarily in the Euro zone and in Brazil. It is important to point out that, at the end of 1H15, PHAROL has no banking debt.

Oi’s debt is consolidated under the equity method in PHAROL Financial Statements.

Market interest rates also affect discount rates used for purposes of testing impairments as to the Company’s various assets.

	Credit	PHAROL is mainly subject to credit risks in its treasury activities. In order to dilute these risks, in July 2014 the Board of Directors defined a policy for treasury applications.

Liquidity

These risks may occur if funding sources, such as available cash and credit lines and cash inflows, such as dividend obtained, fail to meet cash outflows, such as paying salaries, suppliers or taxes.

In order to mitigate this risk, PHAROL seeks to keep a liquidity position that allows it to settle all its contractual obligations.

	Default by Rio Forte of the reimbursement	The Rio Forte Instruments currently held by PHAROL following the execution of the Exchange on 30 March 2015 are not secured by assets. Therefore, even if of the instruments that PHAROL holds following the execution of the Exchange there were any amounts available for the reimbursement of Rio Forte’s creditors, PHAROL’ right to reimbursement would be shared pro rata with all other unsecured creditors of Rio Forte, and only after reimbursement of all debts to secured creditors.

Exercise of the call option on Oi’s shares

The value of the Call Option on Oi shares will depend primarily on the market price for Oi ordinary and preferred shares, which price will depend on Oi’s performance, including its operations, financial position and business outlook.

The Board of Directors of PHAROL monitors closely Oi’s business as well as the value of the Call Option for purposes of financial statement recording.

Legal Risks	Court Proceedings

The Board of Directors subcontracts the risk analysis of court proceedings to external lawyers and consultants, to ascertain, for each claim, their assessment of PHAROL’ liability (probable, possible and remote occurrence), the status of the proceedings, the amounts involved, provisioned and paid, and what steps should be taken to defend PHAROL’ interests.

Disputes or investigations triggered under the Rio Forte Instruments or the Business Combination

PHAROL may incur in liability under disputes and other future proceedings and incur in legal costs in such disputes or other proceedings, relative to these disputes. Any liability incurred may adversely affect PHAROL’ financial position and the capacity to fully implement the Business Combination.

On 13 January 2015, PHAROL received a subpoena (“Subpoena”) from SEC in relation to a private inquiry demanding that PHAROL deliver documents and other information on several topics, including the Rio Forte Instruments and treasury applications in entities pertaining to GES, the Business Combination between PHAROL and Oi, communications made by PHAROL, internal controls and the investigation conducted by international auditors in relation to the procedures adopted and the actions undertaken by PHAROL in respect of the Rio Forte Instruments and other investments in entities pertaining to GES. On June 1, 2015, PHAROL received a follow-up subpoena from the SEC (together with the first Subpoena, the “Subpoenas”) requesting additional information about these and related matters. PHAROL is cooperating with SEC in respect of the investigation and the Subpoenas.

SEC’s comments on Form 20-F for 2013

In 2013 PHAROL (former PT SGPS, S.A.) presented its financial statements to several entities and institutions.

In relation to the SEC, the Form 20-F for 2013 is still subject to revision by SEC, which has requested additional information for its analysis. SEC’s comments include topics related to the Rio Forte Instruments, the communication of information on related party transactions, communications on the concentration of credit risks, the accounting treatment of the investment in Unitel as of 31 December 2013 and other aspects. SEC’s comments may lead to the amendment of PHAROL’s consolidated accounts for 2013 and previous years and other disclosures in Form 20-F. PHAROL cannot predict when SEC’s revision and comments will end.

As to the 2013 Form 20-F, the Board of Directors appointed a law firm for purposes of legal advice and follow up of the progress of the procedure.

PHAROL’s General Secretariat has made efforts to respond to SEC’s requests as fully and promptly as possible. Additionally, a timeline has been established with the new PHAROL External Auditor for compliance with the reporting periods established both by CMVM and by SEC.

04 QUALIFIED HOLDINGS

As of 30 June, 2015, qualified holdings represented over 40% of PHAROL’s share capital, as per the table below

Information Date	Entity (c)	Number of Shares	% of capital	% of voting rights
12-Nov-2014	Novo Banco (a)	112,702,533	12.6%	12.6%
10-Jul-2012	RS Holding (a) (b)	90,111,159	10.05%	10.05%
31-May-2012	Telemar Norte e Leste S.A	89,651,205	10.00%	10.00%
06-Feb-2012	NorgesBank	44,442,888	4.96%	4.96%
02-Jan-2014	Grupo Visabeira	23,642,885	2.64%	2.64%

a) PHAROL bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). As such, the voting rights that may be effectively exercised by Novo Banco, on the one hand, and RS Holding, on the other hand, should be considered as limited to 10%.

(b) On 19 August, 2015 RS Holding disclosed the reduction in its effective stake in PHAROL to 3.46%.

(c) As of 14 August, 2015 Banco Comercial Português, S.A. (“BCP”), held a qualified holding of 6.1689% of PHAROL’s share capital and voting rights.

Under the terms of article 9, number 1 c), of Regulation number 5/2008 of CMVM, the following information is presented with respect to the qualified holdings held by third parties in PHAROL’s share capital, which the company was informed about with reference to 30 June, 2015 or the previous date, as indicated.

On November 12, 2014, PHAROL communicated that on October 31, 2014, 112,702,533 representative shares with 12.6% voting rights in PHAROL’s share capital, were attributed to Novo Banco, as described in the following table:

Entities	No. of shares
Shares held by societies in a controlling relationship or group with Novo Banco, S.A.	137,447
Shares held by Novo Banco, S.A.	112,564,086
Shared held by Governing Bodies - directors and individuals	868
Total	112,702,533

On August 21, 2014, PHAROL communicated that it attributed to Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”), qualified holdings and long term economic position corresponding to 90,111,159 shares of PHAROL, corresponding to 10.05% of the share capital and voting rights, under the following terms:

a) 57,539,969 common shares representing 6.41% of the share capital of PHAROL and corresponding voting rights held by Nivalis Holding B.V. (“Nivalis”) and attributable to Ongoing under the terms of item b) of no. 1 of article 20 of the Code for Marketable Securities;

b) 10,000,000 common shares representing 1.12% of the share capital of PHAROL and corresponding voting rights held by Nivalis under the terms of item e) of no. 1 of article 20 of the Code for Marketable Securities and to Ongoing under the terms of items b) and i) of no. 1 of article 20 of the Code for Marketable Securities;

c) 22,560,000 common shares representing 2.51% of the PHAROL share capital and corresponding attributable voting rights of Ongoing under the terms of a Swap contract, according to the item e) of no. 1 of article 20 of the Code for Marketable Securities.

PHAROL was also informed that the participation of Nivalis was equally attributed, according to item b) of no. 1 of article 20 of the Code for Marketable Securities, to Insight Strategic Investments, SGPS, S.A. (“Insight”), which held a participation corresponding to 62.55% of Nivalis’ voting rights, such that Ongoing is the majority shareholder of Insight. Furthermore, the votes attributable to Nivalis, to Insight and to Ongoing were also attributable to RS Holding, SGPS, S.A. (“RS Holding”), the majority shareholder of Ongoing, and to Mrs. D. Isabel Rocha dos Santos, the majority shareholder of RS Holding.

Additionally, Dr. Nuno Rocha dos Santos Almeida Vasconcellos, member of the Board of Directors of Insight, Ongoing and RS Holding, held 11,190 common shares representing 0.001% of the share capital of PHAROL and corresponding voting rights, which were also attributable to those societies, under the item d) of no. 1 of article no 20 of the Code for Marketable Securities, and to Mrs. D. Isabel Rocha dos Santos, under the terms of items b) and i), both of no.1 of article 20 of the Code for Marketable Securities.

On 19 August 2015, RS Holding communicated to the CMVM the reduction of its effective stake in PHAROL from 10.05% to 3.46%.

On 31 May, 2012, PHAROL announced that Telemar Norte Leste SA (“TMAR”) held a qualifying stake in PHAROL corresponding to 89,651,205 shares, representing 10.0% of the respective share capital and voting rights. The only shareholder of TMAR is Oi.

On February 6, 2012, PHAROL announced that Norges Bank held a qualifying stake in PHAROL corresponding to 44,442,888 shares, representing 4.96% of its share capital and corresponding voting rights.

On January 2, 2014, PHAROL announced that it attributed to the Visabeira SGPS Group, S.A. (“Visabeira Group”, a company held 77.85% by Engineer Fernando Campos Nunes) a qualifying stake of 23,642,885 PHAROL shares, representing 2.637% of the share capital and voting rights, under the following terms:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Estudos e Investimentos, S.A., (company held at 100% by Visabeira Participações Financeiras, SGPS, S.A., with in turn was held at 100% by the Visabeira Group)	12,119,672
Total	23,642,885

PHAROL was also informed that a participation corresponding to 78.2642% of the Visabeira Group’s share capital and corresponding voting rights are directly held by the NCFGEST, SGPS, S.A. society, which is 100% held by Engineer Fernando Campo Nunes, by which the qualified holdings of the Visabeira Group are equally attributable to these entities.

Board of Directors

Luís Palha da Silva owns 100,000 PHAROL shares since 1 July, 2015. He was appointed for the Board of Directors of PHAROL on 29 May, 2015 and he is also a member of the Board of Directors of Oi.

Francisco Ravara Cary owns 22,000 shares of PHAROL. He was co-opted non-executive Director of PHAROL on 16 September, 2014. He is also a member of the Board of Directors of Novo Banco, SA.

João do Passo Vicente Ribeiro is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 29 May, 2015.

João Manuel Pisco de Castro is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 17 March, 2015. He is also Vice-Presidente of Grupo Visabeira, SGPS, SA.

Jorge Freire Cardoso is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 5 November, 2015. He is also a member of the Board of Directors and CFO of Novo Banco, SA.

José Mauro Mettrau Carneiro da Cunha is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 29 May, 2015 and he is also a member of the Board of Directors of Oi.

Milton Almicar Silva Vargas is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. Milton Almicar Silva Vargas resigned on 30 June, 2015.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 ações of PHAROL. Nuno de Almeida e Vasconcellos is the President of the Board of Directors of RS Holding, SGPS, S.A. He became a member of the Board of Directors on 13 September, 2006.

Pedro Zañartu Gubert Morais Leitão is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 29 May, 2015.

Rafael Luís Mora Funes is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. His spouse sold 501 shares of PHAROL on 30

January, 2015. Rafael Luís Mora Funes is a member of the Board of Directors of PHAROL since 22 June, 2007 and he is also a member of the Board of Directors of Oi.

Ricardo Malavazi Martins is not an owner of any marketable securities of PHAROL nor of other companies which are in a controlling or group relationship with it. He was appointed for the Board of Directors of PHAROL on 29 May, 2015.

Fiscal Council

The fiscal council does not own any shares of PHAROL.

•                  José Maria Rego Ribeiro da Cunha

•                  Isabel Maria Beja Gonçalves Novo

•                  Pedro Miguel Ribeiro de Almeida Fontes Falcão

Executive Committee

•                  Luís Maria Viana Palha da Silva

•                  Rafael Luís Mora Funes

Statutory Auditor (“ROC”)

The Statutory Auditor does not own any shares of PHAROL.

•                  Effective ROC - BDO & Associados - SROC, represented by Dr. Rui Carlos Lourenço Helena

•                  Substitute ROC - Dr. Pedro Manuel Aleixo Dias

05 OUTLOOK

After the execution of the Exchange on March 30, 2015, and the implementation of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL will hold, directly or indirectly through wholly owned subsidiaries 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi. PHAROL’s voting rights in Oi will be limited to 15% of the total ordinary shares of Oi, as per the changes to be introduced in Oi’s bylaws.

PHAROL’s main asset is its investment in Oi. Additionally, PHAROL holds the Rio Forte Instruments and the Call Option over 47,434,872 common shares and 94,869,744 preferred shares of Oi.

PHAROL and Oi’s reference shareholders have agreed on a new corporate governance model for Oi (“New Structure”), which, in addition to the benefits and objectives that have already been disclosed, is characterized by the following:

•                  All changes in the company structure and governance model will be carried out within Oi, eliminating the need for TmarPart;

•                  Approval of new Oi Bylaws, as well as a voting agreement of the reference shareholders, which will last until the implementation of the New Structure (“Voting Agreement”), which will allow for:

•                  The implementation of a voluntary Oi preferred to ordinary shares conversion program, at a rate of 0.9211 ordinary shares per preferred shares, conditional to a minimum subscription of 2/3 of the preferred shares, in order to grant all shareholders the possibility of exercising their voting rights, and maximizing the possibility of a single class of shares;

•                  The implementation of the Principle of 1 share, 1 vote. However, and in order to preserve the balance between shareholders and the desired dispersion of control at the time of the capital increase, a voting limitation of 15% will be introduced in Oi’s Bylaws, applicable to all shareholders. This limitation will cease to exist, contingent on certain events taking place, namely, in the case of a capital increase, company restructuring, or a public offering for the purchase of shares, which, in any case, results in a dilution of the current shareholders’ pool (or purchase of stake, as the case may be), of more than 50%;

•                  Increase liquidity, eliminating lock-up agreements of all shareholders;

•                  The election of a new Board of Directors of Oi, with significant participation of independent members, in which the parity previously announced in TmarPart between PHAROL and Brazilian shareholders will be maintained;

•                  The extinction of TmarPart through incorporation in Oi, which will determine the end of TmarPart’s and other controlling holdings shareholders’ agreements, ensuring the dispersion of control in Oi; and

•                  The crystallization of financial synergies achieved by incorporating Oi’s controlling companies.

On 22 July, 2015 the relevant documentation for the implementation of the New Structure of Oi was signed. Subsequently it was approved by ANATEL and has been submitted for approval of the general shareholders meeting of Oi, to be held on 1 September, 2015.

It is the understanding of PHAROL that the agreed measures acknowledge and crystallize PHAROL as a relevant shareholder in the new Oi, and allow for the necessary conditions for the completion and anticipation of the benefits disclosed on Oi’s Capital Increase, while maintaining the intention to secure Oi’s migration to the Novo Mercado.

Oi has implemented a significant cost reduction and investment optimization program, focused on its investments and opportunities for growth and return. The Brazilian market still has significant opportunities for growth in broadband, Pay TV and mobile data services. PHAROL intends to contribute, in the appropriate forums, to aid Oi in the execution of its turnaround plan and in seeking consolidation opportunities in the Brazilian market, so that Oi can increase its liquidity position, manage its debt and generate returns for its shareholders.

PHAROL will consider which measures to take in order to maximize the settlement of the Rio Forte Instruments. Among the possible scenarios, there is the possibility to trigger legal proceedings against Rio Forte, the relevant related parties and others.

PHAROL will monitor the value of its Call Option on Oi shares and analyze the alternatives that enable the maximization of value either by monetizing the aforementioned instruments, or through its exercise, in order to increase its stake in Oi.

06  STATEMENT BY THE BOARD OF DIRECTORS

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of PHAROL SGPS, S.A. identified hereunder hereby declare, in their capacity and within their functions as described therein, that, as far as they are aware, and based on information that they have had access to, through the Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The financial statements concerning the first half of 2015, were prepared in accordance with legal requirements and according to the relevant elements of IAS 34 — Interim Financial Reporting, and give a true and fair view of the assets, liabilities, financial position and profit or loss of PHAROL, SGPS, SA, and companies included in the respective consolidation perimeter;

•                  The interim management report outlines adequately the relevant events occurred during the first half of 2015 and their impact in the financial statements, and it contains a correct description of the main risks and uncertainties that the company faces for the second half of the year.

Lisbon, August 31, 2015

Luís Maria Viana Palha da Silva, President of the Executive Committee and Chairman of the Board of Directors

Francisco Ravara Cary, Board Member

João dos Passos Vicente Ribeiro, Board Member

João Manuel Pisco de Castro, Board Member

Jorge Freire Cardoso, Board Member

José Mauro Mettrau Carneiro da Cunha, Board Member

Nuno Rocha dos Santos de Almeida e Vasconcellos, Board Member

Pedro Zañartu Gubert Morais Leitão, Board Member

Rafael Luís Mora Funes, Member of the Executive Committee and Board Member

Ricardo Malavazi Martins, Board Member

PHAROL, SGPS, S.A.

CONSOLIDATED FINANCIAL STATEMENTS

PHAROL, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2015 AND 2014

Euro

				Unaudited
	Notes	1H15	1H14 Restated	2Q15	2T14 Restated

CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	5	1,907,156	6,523,256	901,247	3,340,345
Supplies, external services and other expenses	6	6,035,767	4,407,200	3,538,877	3,517,040
Indirect taxes	7	1,076,070	1,762,446	607,014	1,122,455
Provisions and adjustments		—	73,500	—	73,500
Depreciation		47,047	64,499	23,393	18,461
Losses (gains) on disposal of fixed assets, net		51,299	31,690	51,299	-1
Net other losses (gains)		230,002	(922,237)	230,002	(431,993)
		9,347,341	11,940,354	5,351,832	7,639,807

Income (loss) before financial results and taxes		(9,347,341)	(11,940,354)	(5,351,832)	(7,639,807)

FINANCIAL LOSSES AND (GAINS)
Net interest income	8	(313,886)	(10,457,961)	(113,618)	(3,657,344)
Net foreign currency exchange losses	14	5,935,604	311,401	5,961,862	378,116
Net losses on financial assets and other investments	14	11,477,002	—	11,477,002	—
Equity in losses of joint ventures	13	(13,280,356)	57,761,902	(51,935,026)	41,093,116
Net other financial expenses		1,065,281	9,746,344	496,361	9,919,019
		4,883,645	57,361,686	(34,113,419)	47,732,907

Income (loss) before taxes		(14,230,986)	(69,302,040)	28,761,587	(55,372,714)

Income taxes	9	18,259	(2,447,259)	18,213	(2,512,343)

Net income (loss) from continuing operations		(14,249,245)	(66,854,781)	28,743,374	(52,860,371)

DISCONTINUED OPERATIONS
Net income from discontinued operations	10	—	470,658,610	—	461,804,299
NET INCOME		(14,249,245)	403,803,829	28,743,374	408,943,928

Attributable to non-controlling interests		—	13,554,384	—	3,971,763
Attributable to equity holders of the parent	11	(14,249,245)	390,249,445	28,743,374	404,972,165

Earnings per share from continuing operations
Basic	11	(0.02)	(0.09)	0.03	(0.07)
Diluted	11	(0.02)	(0.09)	0.03	(0.07)
Earnings per share
Basic	11	(0.02)	0.45	0.03	0.47
Diluted	11	(0.02)	0.44	0.03	0.45

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income	Euros

			Non-audited
	1S15	1S14 Restated	2T15	2T14 Restated

Net Income recognised in the income statement	(14,249,245)	403,803,829	28,743,374	408,943,928

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments (i)	3,965,523	225,928,176	28,624,842	119,104,873
Gains (expenses) recorded in shareholders’ equity related to joint ventures (ii)	(142,884,664)	7,183,894	(143,097,927)	(2,282,339)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains	—	28,349,892	—	19,135
Tax effect	—	(6,520,475)	—	(4,401)
Other expenses recognised directly in shareholders’ equity, net (iii)	894,056	(72,970,541)	(517,734)	(79,577,024)
Total earnings recognised directly in shareholders’ equity	(138,025,085)	181,970,946	(114,990,819)	37,260,244

Total comprehensive income	(152,274,331)	585,774,775	(86,247,446)	446,204,172

Attributable to non-controlling interests	—	12,336,053	—	2,626,925
Attributable to shareholders of PHAROL SGPS	(152,274,331)	573,438,722	(86,247,446)	443,577,247

The accompanying notes form an integral part of these financial statements.

(i) Losses recorded in the first semester of 2015 and gains recorded in the first semester of 2014 relate mainly to the impact of, respectively, the depreciation and appreciation of the Real against the Euro on the investments in Brazil.

(ii) This caption relates to the effective share of PHAROL in the (a) fair value changes of Oi’s derivative hedge instruments; and (b) recycling of amounts previously recognized by Oi in Shareholders’ Equity to Profit and loss.

(iii) In the first semester of 2015, this caption corresponds to PHAROL’s effective share in actuarial gains recorded by Oi regarding its post retirement benefits plans. In the first semester of 2014, this caption includes the share of PHAROL in losses recorded directly in shareholders equity by Oi, as well as other losses recorded directly in shareholders equity by companies that were classified as discontinued operations following the capital increase of Oi held on 5 May, 2014.

Consolidated Statement of Financial Position

Euros

	Notes	30 Jun 2015	31 Dec 2014
ASSETS
Current Assets
Cash and cash equivalents	18.c	85,114,413	109,511,599
Accounts receivable		349,758	67,430
Taxes receivable		5,439,034	6,135,935
Accrued expenses		212,426	11,997
Non-current assets held for sale	12	—	388,380,655
Total current assets		91,115,631	504,107,616

Non-Current Assets
Taxes receivable		—	3,440
Investments in joint ventures	13	731,144,505	714,177,448
Tangible assets		295,708	163,866
Other non-current assets	14	202,851,680	—
Total non-current assets		934,291,893	714,344,754
Total assets		1,025,407,524	1,218,452,370

LIABILITIES
Current Liabilities
Short-term debt		10,141	54,084
Accounts payable	15	10,257,333	8,961,143
Accrued expenses	16	12,865,308	23,449,284
Taxes payable		1,026,419	5,356,014
Provisions	17	75,858	27,186,177
Other current liabilities		861,174	856,549
Total current liabilities		25,096,232	65,863,251

Non-Current Liabilities
Medium and long-term debt		84,620	49,523
Taxes payable		—	38,593
Total non-current liabilities		84,620	88,116
Total liabilities		25,180,852	65,951,367

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(178,071,827)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		185,042,147	185,042,147
Other reserves and accumulated earnings		959,587,838	1,111,862,169
Total equity		1,000,226,672	1,152,501,003
Total liabilities and shareholders’ equity		1,025,407,524	1,218,452,370

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Treasury shares	Legal Reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non- controlling interests	Total equity

Balance as at 31 December, 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115
Dividends	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company’s share in Oi’s 10% interest in PHAROL	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares	—	—	—	178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	179,404,784	179,404,784	(1,218,331)	178,186,453
Income (loss) recognized in the income statement	—	—	—	—	390,249,445	390,249,445	13,554,384	403,803,829
Balance as at 30 June, 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	2,244,273,559	2,284,912,393	—	2,284,912,393

euros

	Share capital	Treasury shares	Legal Reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non- controlling interests	Total equity

Balance as at 31 December, 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,111,862,169	1,152,501,003	—	1,152,501,003
Income (expenses) recognized directly in equity	—	—	—	—	(138,025,085)	(138,025,085)	—	(138,025,085)
Income (loss) recognized in the income statement	—	—	—	—	(14,249,245)	(14,249,245)	—	(14,249,245)
Balance as at 30 June, 2015	26,895,375	(178,071,827)	6,773,139	185,042,147	959,587,838	1,000,226,672	—	1,000,226,672

CONSOLIDATED STATEMENT OF CASH FLOWS

			Euro

	Notes	1H15	1H14

OPERATING ACTIVITIES
Payments to suppliers		(21,985,492)	(9,652,508)
Payments to employees		(2,355,853)	(14,036,917)
Payments relating to income taxes		488,222	(13,093,678)
Other cash receipts, net		566,579	2,245,949
Cash flows from operating activities related to continuing operations (1)		(23,286,544)	(34,537,154)

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications		—	215,030,606
Financial investments		—	—
Tangible and intangible assets		45,000	967,959
Interest and related income		270,209	13,973,309
		315,209	229,971,874
Payments resulting from:
Short-term financial applications		—	(27,036,351)
Financial investments		—	(1,554,545,455)
Tangible and intangible assets		(157,074)	(53,884)
		(157,074)	(1,581,635,690)
Cash flows from investing activities related to continuing operations (2)		158,135	(1,351,663,816)

FINANCING ACTIVITIES
Payments resulting from:
Loans obtained		(47,604)	(73,210,079)
Interest and related expenses		(1,015,654)	(525,466)
Dividends		—	(87,587,250)
		(1,063,259)	(161,322,795)
Cash flows from financing activities related to continuing operations (3)

Cash and cash equivalents at the beginning of the period		109,511,599	1,658,950,514
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(24,191,668)	(1,547,523,765)
Change in cash and cash equivalents from discontinued operations		—	371,576,861
Effect of exchange differences		(205,518)	7,688,940
Cash and cash equivalents of discontinued operations as of 5 May 2014		—	(380,997,683)
Cash and cash equivalents at the end of the period	18.c	85,114,413	109,694,867

The accompanying notes form an integral part of these financial statements.

PHAROL, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 June, 2015

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

As of 31 December, 2014, following the Oi Capital Increase completed on 5 May, 2014, PHAROL held an effective interest of 39.7% in Oi, including an interest that was classified has a non-current asset held for sale (Note 12) in connection with the Exchange entered into on 8 September, 2014 and completed on 30 March, 2015, and a remaining interest of 22.8% that was classified as an investment in joint ventures (Note 13) and therefore recognized according to the equity method of accounting.

On 30 March, 2015, the Exchange was completed, whereby PHAROL (1) transferred to PT Finance 47,434,872 common shares and 94,869,744 preferred shares of Oi (taking into account the effect of the reverse share split of Oi), and (2) received from PT Finance the Rio Forte Investments, the notional value of which amounts to Euro 897 million, and a Call Option on the above mentioned shares of which the main features are described below.

After the completion of the Exchange, PHAROL holds (1) an effective share of 27.5% in Oi, corresponding to the 22.8% share referred to above plus 4.7% due to the decrease in the number of outstanding shares of Oi, (2) the Rio Forte Investments, with nominal value of Euro 897 million, and (3) the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi with an exercise price of R$20.104 for common shares and R$18.529 for preferred shares, and with a 6-year maturity. The Call Option has partial expiration dates throughout the period so the option volume is reduced by 10% at the end of the first year and by 18% per year thereafter.

In March, 2015, an amendment of the Call Option Agreement (“Amendment”), executed on 8 September, 2014, was signed, which will allow PHAROL to achieve liquidity for its Call Option through market sales, without requiring Oi approval, provided that Oi has a right of first refusal in case PHAROL decides to sell the Call Option to a third party. The Amendment is subject to the approval of the shareholders’ meeting of Oi and, if applicable, to the approval of the Brazilian securities and exchange commission (Comissão de Valores Mobiliários, or “CVM”). Oi has agreed to issue a call notice for a general meeting of its shareholders to deliberate upon the Amendment on or before 31 August, 2015, to be held on or before 30 September, 2015, and the relevant shareholders of Oi are committed to vote in favor of the approval of the Amendment.

At the end of March, 2015, the parties agreed on a new model of corporate and management structure of Oi (“New Structure”), which apart from the benefits and purposes previously disclosed, has the following features:

•                  A corporate and management restructuring of Oi, eliminating the need to list TmarPart;

•                  Approval of new Bylaws of Oi, as well as an additional agreement regarding the provisional voting agreement of the shareholders, which will be in effect until the execution of the New Structure, which will allow: (i) the execution of a voluntary exchange program of preferred shares into common shares issued by Oi, with a ratio of 0.9211 common share to each preferred share, subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders’ meeting of Oi, in order to provide to all shareholders with the right to vote and to maximize the possibility of a single class of shares; (ii) the implementation of the principle of one share, one vote. However, in order to preserve the balance between shareholders and the dispersion of shareholding control envisaged at the moment of the Oi Capital Increase, a 15% limitation of voting rights applicable to all the shareholders of Oi was agreed to be included in the Bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, which result in a dilution of the existing shareholder base (or the acquisition of shares, as the case may be) greater than 50%; (iii) to further improve liquidity, eliminating the lock-up agreements of all shareholders; (iv) the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in TmarPart between the representatives of PHAROL and of the Brazilian shareholders will remain in force; (v) the extinction of TmarPart, which will be merged into Oi, which will result in the termination of the existing shareholders’ agreements, ensuring the dispersion of shareholder control of Oi; and (vi) the crystallization of financial synergies, through the merger of the controlling companies of Oi, directly and indirectly.

On 22 July, 2015 the relevant documentation for the implementation of the New Structure of Oi was signed. Subsequently it has been submitted for approval of the general shareholders meeting of Oi, to be held on 1 September, 2015. After the execution of the Exchange on March 30, 2015, the implementation of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL will hold, directly or indirectly through wholly owned subsidiaries 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi. PHAROL’s voting rights in Oi will be limited to 15% of the total ordinary shares of Oi, as per the changes to be introduced in Oi’s bylaws.

2.                  Basis of presentation

These interim consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December, 2014. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

As mentioned in Note 1, subsequent to 5 May, 2014, PHAROL no longer fully consolidates the majority of the businesses held prior to that date, which were contributed in the Oi share capital increase. The revenues, costs and cash flows of these businesses prior to that date are presented under captions of discontinued operations. As at 30 June, 2014, the indirect and direct stake in Oi, was considered as a non current asset held for distribution to the shareholders, presented at fair value, as foreseen in IFRS 5 — Non-Current assets held for sale and discontinued operations. As at 31 December, 2014, the Company’s Board considered that the previous assumptions were no longer applicable, and as such, measurement of the joint venture was applied retroactively in accordance with the equity method, leading to restated Consolidated Statements of Income and Comprehensive Income for the six months period ended 30 June, 2014 (Note 3).

3.                  Changes in accounting policies

PHAROL restated the Consolidated Statements of Income and Comprehensive Income for the six months period ended 30 June, 2014, in respect of income, expenses and equity movements related to applying the equity method to the stake held in Oi.

As at 30 June, 2014, the indirect and direct stake in Oi, was considered as a non current asset held for distribution to the shareholders, presented at fair value, as foreseen in IFRS 5 — Non-Current assets held for sale and discontinued operations. As at 31 December, 2014, the Company’s Board considered that the previous assumptions were no longer applicable, and as such, measurement of the joint venture was applied retroactively in accordance with the equity method. The impacts of this restatement are as follows:

Consolidated Income Statement for the six month period ended 30 June 2014		thousands of Euros

	Prior to restatment	Adjustments	Restated Statment
Total Revenues	—	—	—
Costs, losses and income
Wages and salaries	6,523	—	6,523
Supplies, external services and other expenses	4,407	—	4,407
Indirect taxes	1,762	—	1,762
Provisions and adjustments	74	—	74
Depreciations and amortizations	64	—	64
Losses(gains) on disposal of fix assets, net	32	—	32
Other operating expenses (gain), net	(922)	—	(922)
Income (loss) before financial results and taxes	(11,940)	—	(11,940)

Net interest expenses	(10,458)	—	(10,458)
Gains with exchange rate variations, net	311	—	311
Losses (gains) in joint ventures	38,028	19,734	57,762
Losses in financial assets and other net investments	71,378	(71,378)	—
Other financial costs, net	18,551	(8,804)	9,746
Income taxes	(4,472)	2,025	(2,447)
Net loss from continuing operations	(125,278)	58,423	(66,855)

Net income from descontinued operations	484,071	(13,413)	470,659
Net loss	358,793	45,011	403,804

Atributable to non controlling interests	13,554	—	13,554
Atributable to PHAROL’s shareholders	345,239	45,011	390,249

Consolidated Statement of Comprehensive Income for the six month period ended 30 June 2014			Euro

	Prior to restatement	Adjustments	Restated statement

Net Income recognised in the income statement	358,793,306	45,010,523	403,803,829

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments	209,205,486	16,722,690	225,928,176
Gains (expenses) recorded in shareholders’ equity related to joint ventures	7,183,894	—	7,183,894
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains	28,349,892	—	28,349,892
Tax effect	(6,520,475)	—	(6,520,475)
Other expenses recognised directly in shareholders’ equity, net	(8,740,272)	(64,230,269)	(72,970,541)
Total earnings recognised directly in shareholders’ equity	229,478,525	(47,507,579)	181,970,946

Total comprehensive income	588,271,831	(2,497,056)	585,774,775

Attributable to non-controlling interests	12,336,053	—	12,336,053
Attributable to PHAROL’ shareholders	575,935,778	(2,497,056)	573,438,722

The accompanying notes form an integral part of these financial statements.

4.                   Exchange rates used to translate foreign currency financial statements

As at 30 June, 2015 and 31 December, 2014, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	30 Jun 2015	31 Dec 2014
Real	3.4699	3.2207
USD	1.1189	1.2141

During the six month period ended 30 June, 2015 and 2014, the income statements of subsidiaries and joint ventures denominated in foreign currencies were translated to euros using the following average exchange rates to the Euro:

Currency	1S15	1S14
Real	3.3101	3.1499
USD	1.1158	1.3703

5.                   Wages and Salaries

The composition of this caption in the six month and three month periods ended 30 June, 2015 and 2014 is as follows:

				Euro

	1S15	1S14	2T15	2T14

Fixed and variable remuneration (i)	1,592,991	5,001,400	724,982	2,227,862
Social security	292,651	1,443,253	162,217	1,092,029
Other	21,514	78,603	14,048	20,454
	1,907,156	6,523,256	901,247	3,340,345

(i) The decrease in this caption reflects primarily lower variable remunerations.

6.                  Supplies and external services

The composition of this caption in the six month and three month periods ended 30 June, 2015 and 2014 is as follows:

				Euro

	1H15	1H14	2Q15	2Q14

Specialized work (i)	4,857,607	3,566,051	2,877,610	3,064,341
Insurance	225,639	231,169	73,786	115,627
Travelling	245,501	158,045	143,091	62,193
Other	707,021	451,935	444,391	274,879
	6,035,767	4,407,200	3,538,877	3,517,040

(i) The increase in this caption reflects primarily non recurring financial and legal services associated with the business combination between PHAROL and Oi and the tender offer to which PHAROL was subject.

7.                   Indirect taxes

The composition of this caption in the six month and three month periods ended 30 June, 2015 and 2014 is as follows:

				Euro

	1H15	1H14	2Q15	2Q14

VAT	1,072,486	1,703,534	603,430	1,122,285
Other	3,584	58,912	3,584	170
	1,076,070	1,762,446	607,014	1,122,455

8.                  Net interest income

The composition of this caption in the three and six month periods ended 30 June, 2015 and 2014 is as follows:

				Euro

	1H15	1H14	2Q15	2Q14
Interest expense
Related to loans obtained	—	525,466	—	161,793
Interest income
Related to cash and cash equivalents (i)	(311,754)	(10,614,745)	(144,512)	(3,819,137)
Other	(2,132)	(368,682)	30,894	—
	(313,886)	(10,457,961)	(113,618)	(3,657,344)

(i) Interest income in the first quarter of 2014 relates to cash amounts that existed at Bratel Brasil and were used on 5 May, 2014 to subscribe debentures (convertible into equity) issued by the controlling holding companies of Oi.

9.                  Income taxes

In 2015, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 21% (23% in 2014), plus (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 29.5% (31.5% in 2014) for taxable income higher than Euro 35 million. When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from accounting records.

The composition of this caption in the three and six month periods ended 30 June 2015 and 2014 is as follows:

				Euro

	1S15	1S14	2T15	2T14
Income tax
Income tax-current	18,259	(4,365,511)	18,213	(3,660,996)
Deferred taxes	—	1,918,252	—	1,148,653
	18,259	(2,447,259)	18,213	(2,512,343)

10.           Discontinued Operations

As mentioned in Note 1, on May 5, 2014, PHAROL contributed the majority of its businesses to the Oi capital increase. Consequently, the revenues and costs of these businesses in the period between January 1 and May 5, 2014 are presented in the caption “Income from discontinued operations”. Additionally, this caption also includes the gains recorded within the context of said contribution of these businesses in the Oi capital increase, as explained in Note 1. The composition of this caption is as follows:

		Euro

	1S14	2T14
PT Assets to Oi’s share capital increase in exchange for an additional interest in Oi (Note 1)	698,529,871	698,529,871
Net income before non-controlling interests of businesses contributed to Oi share capital increase (i)	(227,871,261)	(236,725,572)
Net income from discontinued operations	470,658,610	461,804,299

The composition of net income before non-controlling interests of the businesses contributed to the Oi capital increase between January 1 and May 5, 2014 is as follows:

		Euro

	1S14	2T14
Operating revenues	945.500.482	255.523.735
Operating costs	834.880.672	238.238.381
Income before financial results and taxes	110.619.810	17.285.354
Net financial losses	(85.640.238)	(17.098.873)
Income before income taxes	24.979.572	186.481
Income taxes (i)	(252.850.833)	(236.912.053)
Net income from discontinued operations	(227.871.261)	(236.725.572)

(i) In the first semester of 2014 this caption includes a loss of Euro 208 million relative to the write-off of deferred tax assets relative to tax losses as a result of the discontinuation of the businesses that justified the recognition of these tax losses under the tax consolidation regime.

The Cash flows from discontinued operations were as follows:

		Euro

	1S14	2T14
Operating activities (i)	145,752,202	(83,435,281)
Investing activities (ii)	(241,193,564)	53,364,431
Financing activities (iii)	467,018,223	782,547,881
	371,576,861	752,477,031

(i) Cash flows from operating activities relating to discontinued operations in the first quarter 2014 correspond to the operating activities of the businesses contributed to the Oi Capital Increase on 5 May 2014.

(ii) The cash flows from investing activities mainly reflects payments relative to investments in tangible and intangible assets, and to financial investments entered into, net of cash receipts from interest and related income.

(iii) In 2014, this caption mainly reflects cash inflows from the increase in commercial paper, which was partially offset by interest paid. The majority of consolidated gross debt was transferred to Oi in connection with the Oi Capital Increase.

11.           Earnings per Share

Earnings per share for the six and three month periods ended 30 June 2015 and 2014 were as follows:

					Euro

		1S15	1S14	2T15	2T14
Loss from continuing operations	(1)	(14,249,245)	(80,409,165)	28,743,374	(56,832,134)
Loss from discontinued operations, net of non-controlling interests	(2)	—	470,658,610	—	461,804,299
Net loss attributable to equity holders Portugal Telecom	(3)	(14,249,245)	390,249,445	28,743,374	404,972,165
Financial costs related to exchangeable bonds (net of tax) (i)	(4)	—	10,866,947	—	2,960,255
Net loss considered in the computation of the diluted earnings per share	(5)	(14,249,245)	401,116,392	28,743,374	407,932,420
Weighted average common shares outstanding in the period (ii)	(6)	875,872,500	861,528,926	875,872,500	867,884,233
Effect of the exchangeable bonds (i)		—	58,131,964	—	32,375,032
	(7)	875,872,500	919,660,890	875,872,500	900,259,265

Earnings per share from continuing operations
Basic	(1)/(6)	(0.02)	(0.09)	0.03	(0.07)
Diluted	[(1)+(4)]/(7)	(0.02)	(0.09)	0.03	(0.07)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	0.55	—	0.53
Diluted	(2)/(7)	—	0.51	—	0.51
Earnings per share attributable to equity holders of Portugal Telecom		—	—	—	—
Basic	(3)/(6)	(0.02)	0.45	0.03	0.47
Diluted	(5)/(7)	(0.02)	0.44	0.03	0.45

(i) Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007, applicable up to 5 May 2014 when this financing was transferred to PT Portugal under the Oi share capital increase.

(ii) On 30 June 2015, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for 20,640,000 treasury shares. On 31 March 2015, weighted average shares outstanding were calculated considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) PHAROL’s share in its own shares that were acquired by Telemar Norte Leste S.A. in 2011 and 2012, under the strategic partnership between PHAROL and Oi. On 5 May 2014, following the Oi Capital Increase, PHAROL derecognized the related treasury shares held indirectly through the investment in Oi.

12.           Non-current assets held for sale

On 8 September 2014 (Note 1), PHAROL entered into an Exchange Agreement with Oi, whereby PHAROL agreed to deliver 47,434,872 common shares and 94,869,744 preferred shares of Oi, receiving in return the debt securities of Rio Forte and the Call Option on these shares of Oi (Note 1). Thus, as from that date, those shares were classified as a non-current asset held for sale and measured at fair value based on the quoted price of Oi shares.

The fair value of Oi shares in connection with the Exchange amounted to Euro 388 million as at December 31, 2014 and Euro 239 million on 30 March 2015, the date the Exchange was executed. This transaction did not have any impact on net income given that:

•                  A loss of Euro 149 million was recorded primarily as a result of the decrease in the fair value of the shares in connection with the Exchange between 1 January and 30 March 2015, which reflects the devaluation of Oi shares and the depreciation of the Real against the Euro;

•                  A loss of Euro 19 million was recorded primarily as a result of the difference between the fair value of Oi shares delivered (Euro 239 million) and the fair value of the assets received (Euro 220 million - Note 14) under the completion of the Exchange.

•                  The above mentioned losses were offset by the reversal of a provision amounting to Euro 168 million (Note 17) recorded on 31 December 2014 in connection with the completion of the Exchange Agreement.

13.           Investments in Joint Ventures

This line item corresponds to investments in joint ventures, including mainly investments in Oi and its controlling holding companies.

On 8 September 2014, as explained above, PHAROL entered into an Exchange Agreement with Oi, for the Exchange of a portion of Oi shares held directly by PHAROL for the Rio Forte Investment and the Call Option. The Exchange was completed on 30 March 2015, after obtaining all necessary approvals. As a result of the Exchange, the portion of the investment in Oi delivered in connection with the Exchange was classified as a non-current asset held for sale and measured at fair value based on the price of Oi shares (Note 12). The remaining interest of 22.8%, including the interests of 15.9% and 3.0% held directly by PHAROL and Bratel Brasil, respectively, and the interest of 3.9% owned indirectly through the controlling holding companies of Oi, remained classified as an investment in joint ventures as at 31 December 2014 and measured according to the equity method of accounting.

13.1. Detail of investments in joint ventures

As required by IFRS 11, investments in joint ventures were accounted for by the equity method of accounting. The detail of these investments was as follows:

		Euro

	30 Jun 2015	31 Dec 2014
Direct investment
Oi (i)	590	574
Telemar Participações (ii)	7	7
EDSP75 Participações (iii)	44	44
PASA Participações (iv)	46	46
Sayed RJ Participações (iv)	21	21
Venus RJ Participações (iv)	22	22
	731	714
Direct investment
Oi (v)	712	693
Holdings controladoras da Oi (vi)	19	21
	731	714

(i) On 30 June, 2015 and 31 December, 2014, this investment reflects PHAROL 22.8% direct interest in Oi (including 19.2% and 3.6% held by PHAROL and Bratel Brasil, respectively) and 18.9% (including 15.9% and 3.0% held by PHAROL and Bratel Brasil, respectively), respectively.

(ii) On 30 June, 2015 and 31 December, 2014, this investment corresponds to Bratel Brasil’s direct interest of 5.0% in this entity, thus reflecting the company’s direct share in (a) TmarPart investment in Oi (4.4% and 3.7%, respectively), and (b) in TmarPart remaining net assets, which amounted to Euro 32 million on 30 June, 2015 and Euro 34 million on 31 December, 2014.

(iii) On 30 June, 2015 and 31 December, 2014, these investments corresponds to Bratel Brasil’s direct interest of 57.5% in these entities, thus reflecting PHAROL’s direct interest in (a) the investments that these entities hold, through LF and AG (100% owned by EDSP75 and PASA, respectively), in Oi (1.0% and 1.0%, respectively) and in TmarPart (37.2%), and (b) in the remaining net liabilities of LF and AG, totalling approximately Euro 2 million on 30 June, 2015 and 31 December, 2014.

(iv) On 30 June, 2015 and 31 December, 2014, these investments correspond to the 65.0% direct interest held by PTB2 in these entities, thus reflecting PHAROL’s direct interest in the investments that these entities hold (42.54%) in EDSP75 and PASA, respectively.

(v) This caption reflects PHAROL’s effective interest in Oi (27.5% on 30 June, 2015 and 22.8% on 31 December, 2014). The breakdown of Oi’s assets and liabilities used in the equity method accounting are outlined below.

(vi) This item reflects PHAROL’s effective interest in the assets and liabilities of Oi’s controlling holdings companies, excluding these entities’ investments in Oi. On 30 June, 2015, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of TmarPart (including Valverde) in the amounts of R$19 million and R$86 million, respectively, of which PHAROL’s share amounts to Euro 3.6 million and Euro 16.9 million, respectively. On 31 December, 2014, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of Tmar Part (including Valverde) in the amounts of R$23 million and R$82 million, respectively, of which PHAROL’s share amounts to Euro 4.9 million and Euro 17.3 million, respectively.

The detail of the assets and liabilities of Oi which were used for the application of the equity method is as follows:

	million of Euros

	30 Jun 2015	31 Dec 2014
Current Assets	10,963	15,303
Cash and cash equivalents	3,889	760
Accounts receivable	2,257	2,313
Financial investments	871	53
Derivative financial instruments	113	106
Current assets held for sale	2,435	10,534
Judicial deposits	355	352
Other current assets	1,044	1,185
Non-Current Assets	13,618	14,123
Judicial deposits	3,677	3,807
Derivative financial instruments	1,061	895
Deferred taxes	2,458	2,368
Other non-current assets	6,423	7,055
Total assets	24,581	29,426

Current Liabilities	5,263	13,214
Short-term debt	2,005	1,386
Accounts payable	1,163	1,346
Derivative financial instruments	299	163
Licenses and concessions payable	237	210
Provisions	312	329
Liabilities related to assets held for sale	301	8,439
Tax financing program	—	29
Other liabilities	946	1,312
Non-current Liabilities	16,307	12,706
Short-term debt	13,617	9,745
Derivative financial instruments	31	44
Licenses and concessions payable	3	213
Provisions	1,160	1,265
Tax financing program	—	278
Other liabilities	1,496	1,160
Total liabilities	21,570	25,920
Net assets	3,012	3,507
Share to non-controlling interests of Oi	421	469
Net assets attributable to controlling interests of Oi	2,591	3,039
Effective share of PHAROL in Oi	27.5%	22.8%
Total investment from PHAROL in Oi	712	693

13.2. Detail of PHAROL’s share in the earnings of joint ventures

Gains (losses) in joint ventures were accounted for by the equity method of accounting and its composition for the six month and three month periods ended 30 June, 2015 and 2014 is as follows:

			million of Euros

	1S15	1S14	2T15	2T14
Direct share in the earnings of each entity (i)
Oi	20	(24)	43	(22)
Telemar Participações	1	(8)	0	(4)
EDSP75 Participações	8	(12)	3	(7)
PASA Participações	8	(12)	3	(6)
Sayed RJ Participações	4	(1)	1	(1)
Venus RJ Participações	4	(1)	1	(1)
Gain resulting from the increase in the interest held in Oi (iv)	109	—	—	—
Reversal of provision (v)	(141)	—	—	—
	13	(58)	52	(41)
Effective share in the earnings of each entity
Oi (ii)	24	(32)	52	(29)
Controlling holding companies of Oi (iii)	22	(27)	(0)	(12)
Gain resulting from the increase in the interest held in Oi (iv)	109	—	—	—
Reversal of provision (v)	(141)	—	—	—
	13	(58)	52	(41)

(i) These captions, as explained above, reflect PHAROL’s direct share in the earnings of each joint venture, including, in the case of Oi’s controlling holding companies, their share of Oi’s net income and also the net income generated by these same entities excluding the equity method of accounting of Oi. In 2015, in the case of Oi’s controlling shareholders, these captions also include the gains recorded by those holding companies reflecting the increase in their interests held in Oi due to the reduction of Oi’s outstanding shares.

(ii) This caption reflects PHAROL’s direct share in the earnings of Oi. The breakdown of Oi’s earnings and losses used in the equity method accounting are outlined below.

(iii) This caption reflects PHAROL’s effective share in the earnings and losses of Oi’s controlling holding companies excluding these entities’ share in the earnings of Oi, calculated through the equity method of accounting. Thus, this caption relates basically to PHAROL’s share in (a) interest expenses of TmarPart, LF and AG relating to the debt these entities held that was repaid on 5 May, 2014, as mentioned above, (b) administrative and other operating costs incurred by TmarPart and (c) the gains recorded by these entities in connection with the Exchange executed on 30 March, 2015, amounting to Euro 22 million, reflecting the increase in those entities’ interest in Oi due to the reduction of Oi’s outstanding shares.

(iv) This caption corresponds to the gains recorded by PHAROL and Bratel Brasil, totaling Euro 109 million, relating to the increase in the interests held directly in Oi as a result of the reduction in the number of Oi’s outstanding shares following the completion of the Exchange. This gain added to the gain of Euro 22 million, recorded by the controlling holding companies of Oi, and referred to above, resulted in a total gain of Euro 131 million.

(v) This cost of Euro 141 million (Note 17) corresponds to the estimated impact recorded on 31 December, 2014 relative to the increase in the interest held in Oi following the completion of the Exchange, which was deducted from the provision for the Exchange. This amount, net of the effective gain of Euro 131 million recorded in 2015, as mentioned above, resulted in a total net loss of Euro 10 million recorded in the first quarter 2015, mainly associated with the reduction in Oi’s shareholders equity between 4Q14 and 1Q15.

(vi) The detail of the earnings and losses of Oi that were used for the application of the equity method of accounting, which were adjusted for the purchase price allocation as well as other adjustments to conform to PHAROL’s accounting policies, are as follows:

			millions of Euros

	1S15	1S14	2Q15	2Q14
Services rendered and sales (i) (ii)	4,176	4,431	1,992	2,309
Operating expenses excluding amortization (i)	2,995	2,921	1,435	1,709
Interconnection (iii)	289	454	132	221
Personnel (iv)	374	440	183	236
Third-party services (v)	958	963	476	502
Grid maintenance service (vi)	290	290	147	143
Rentals and insurance (vii)	516	500	241	260
Other operating income (expenses), net (viii)	567	274	255	347
Operating income excluding amortization	1,181	1,510	557	600
Depreciation and amortisation	753	695	375	195
Income from operations	429	814	183	404
Finantial expenses	749	708	355	354
Income before taxes	(320)	106	(172)	50
Income taxes	(61)	92	(42)	28
Net income from continuing operations	(259)	14	(130)	22
Net income from discontinued operations (ix)	326	(10)	336	(10)
Net income	68	3	207	11
Share to non-controlling interests	2	1	16	1
Net income attributable to controlling interests	66	2	191	10

(i) The y.o.y comparison of these captions were negatively affected by the devaluation of the Real against the Euro and positively by the impact of the consolidation of revenues and operating expenses from operations in Africa in the first half of 2015, which were acquired on 5 May, 2014 through the acquisition of PT Portugal. The explanation for the changes in these captions on a comparable basis is presented below.

(ii) Excluding the effect of the Real devaluation against the Euro and the consolidation of revenues from operations in Africa, Brazilian revenues would have decreased by 0.9% y.o.y , reflecting primarily lower revenues in the (1) Residencial segment (-2.4% y.o.y), (2) Personal (-2.8%), where the increase in subscriber revenues (6.1%) was more than offset by the decrease in interconnection revenues (-37.4%), which were impacted by the MTR reduction, and handset revenues (-17%) as a result of the outsourcing of equipment sales, and (3) Enterprise / SMEs (-3.9%). In the six and three month periods ended 30 June, 2015 and 2014, the breakdown of revenues by customer segment is as follows:

			millions of Euros

	1S15	1S14	2Q15	2Q14
Residential	1,496	1,610	723	822
Personal	1,292	1,396	591	727
Enterprise	1,215	1,329	588	684
Others	173	95	89	74
	4,176	4,431	1,991	2,309

(iii) The decrease in interconnection costs reflects primarily a drop in MTR rates, and lower voice and SMS off-net traffic.

(iv) The decrease in personnel costs reflects the reduction in headcount as well as the adoption of several optimization measures undertaken to increase productivity and efficiency, control of overtime and on-call hours and a more restrictive hiring policy.

(v) The increase in third party service costs, was impacted by the increase in electricity tariffs, and higher expenses with pay TV content and Value Added Services (VAS), resulting from the increase in pay TV subscriber base and in data traffic. Costs associated with sales comissions, travel and call center were reduced reflecting the cost cutting efforts.

(vi) Network maintenance services costs in Brazil increased year on year mainly due to the new contractual terms of network service providers (PSR). This cost line is associated with the quality of services provided to customers, which is also a priority for the Company, despite the focus on cost savings and efficiency gains. The increase in this costs shows that Oi is not sacrifying the operations to deliver short-term results.

(vii) The increase in rentals and insurance was explained by the appreciation of the USD and annual contract adjustments, which impacted operating lease contracts, especially those related to GlobeNet and the SES-6 satellite, an increase in capacity provided by Globenet and the incrase in network infrastructure leasing, as a result of the sale of a slot of mobile towers in December 2014,

(viii) Other net operating expenses in the first semester of 2014 include a gain of R$1.2 billion (Euro 0.4 billion) related to the sale of mobile towers.

PHAROL recorded its share in the earnings of Oi under the equity method of accounting based on its effective interest during 2015 (22.8% until 30 Marchand 27.5% until 30 June) and 2014 (22.8% since 8 September, 39.7% since 5 May and 23.2% since the beginning of 2014).

14.           Other current and non-current assets

Following the completion of the Exchange on 30 March, 2015 (Note 1), PHAROL delivered Oi shares in connection with the Exchange to PT Finance and received debt securities issued by Rio Forte with a nominal value of Euro 897 million and the Call Option for Oi shares. On 30 June, 2015, the fair value of the assets received by PHAROL were assessed at Euro 203 million (Note 12), including (1) Euro 135 million related to the debt instruments issued by Rio Forte, and (2) Euro 68 million related to the value of the Call Option. In 30 June, 2015, Net foreign currency exchange losses and Net losses on financial assets and other investments includes respectively Euro 5.9 million and Euros 11.5 million in accordance with an independent valuation of the Call Option.

15.           Accounts Payable

As at 30 June, 2015 and 31 December, 2014, the composition of this caption is as follows:

		Euro

	30 Jun 2015	31 Dec 2014
Current accounts payable
Current supplies	5,648,192	984,563
Others (i)	4,609,140	7,976,579
	10,257,333	8,961,143

(i) This caption includes Euro 3.3 million as at 30 June, 2015 and Euro 7.9 million as at 31 December, 2014 that are payable to Oi regarding amounts received from the Portuguese government relating to municipal taxes, fiscal benefits and international taxes under PHAROL’s former tax consolidation group.

16.           Accrued Expenses

As at 30 June, 2015 and 31 December, 2014, the composition of this caption is as follows:

		Euro

	30 Jun 2015	31 Dec 2014
Supplies and external services (i)	12,490,391	19,248,143
Vacation pay and bonuses	374,917	4,187,317
Others	—	13,824
	12,865,308	23,449,284

(i) This caption relates mainly to certain non recurring financial consulting and legal fees incurred in connection with the business combination between PHAROL and Oi.

(ii) As at 31 December, 2014 this caption includes employment obligations subsequently transferred to PT Portugal amounting to Euro 3.6 million.

17.           Provisions

As at 30 June, 2015 and 31 December, 2014, the composition of this caption is as follows:

		Euro

	30 Jun 2015	31 Dec 2014
Provisions for risks and costs
Litigation	73,500	73,500
Taxes	2,358	2,358
Other	—	27,110,319
	75,858	27,186,177

On 31 December, 2014, provisions for other risks and costs correspond to a provision of Euro 27 million related to the Exchange entered into with Oi (Note 1), which reflected: (1) a provision of Euro 168 million (Note 12) corresponding to the difference between the carrying value of Oi shares delivered and the fair value of the assets received under the Exchange, (2) net of an amount of Euro 141 million (Note 13) corresponding to the estimated gain resulting from the increase in the effective interest in Oi from 22.8% to 27.5% due to the decrease in the number of Oi’s outstanding shares after the completion of the Exchange. On 30 March, 2015, following the completion of the Exchange the provision was reversed through profit and loss.

18.           Consolidated Statement of Cash Flows

(a)              Cash receipts resulting from interest and related income

In the first semester of 2014, net cash receipts relate primarily to financial applications of Bratel Brasil up to 5 May, 2014, when it used the proceeds from these applications together with the proceeds from a share capital increase realized by Bratel to subscribe convertible debentures issued by certain entities that directly or indirectly control AG and LF.

(b)             Payments relating to loans obtained

In the first semester of 2014 this caption includes mainly the repayment of the liability related to equity swaps on treasury shares following the physical exercise of these contracts on 7 May, 2014, through cash that remained at PHAROL after the Oi share capital increased for that purpose. Following this repayment, PHAROL holds directly 20,640,000 of its own shares and as a result recorded a non-distributable reserve for the acquisition cost of those shares, amounting to Euro 178,071,827.

(c)              Cash and cash and equivalents at the end of the period

As at 30 June, 2015 and 30 June, 2014, the composition of this caption is as follows:

		Euro

	30 Jun 2015	30 Jun 2014
Cash	5,108	2,000
Demand deposits	1,732,017	353,452
Time deposits	81,000,000	106,055,000
Other bank deposits	2,377,288	3,284,415
	85,114,413	109,694,867

19.           Related Parties

a) Associated Companies and Joint Ventures

PHAROL maintained an influence on the associated companies below until the Oi Capital Increase, completed on 5 May, 2014, when it contributed its 100% holding in PT Portugal’s share capital, including the indirect investments in these associated companies. The table below presents the transactions occurred during the six month periods ended 30 June, 2015 and 2014 between PHAROL, including its former controlled entities prior to the Oi Capital

Increase for the first quarter of 2014, and its jointly controlled entities and former associated companies.

						Euro

	Costs		Revenues		Interest income
Company	1S15	1S14	1S15	1S14	1S15	1S14

Joint ventures	681,470	1,154,088	—	6,429,562	—	—
International companies
Unitel	—	3,799,420	—	6,614,461	—	—
Multitel	—	121,347	—	737,649	—	—
Others	—	14,040	—	—	—	—
Domestic companies
PT-ACS	—	4,498,863	—	—	—	—
Sportinveste Multimédia	—	265,729	—	82,576	—	10,798
Siresp	—	—	—	9,474,033	—	16,738
Others	—	313,333	—	2,078,180	—	40,058
	681,470	10,166,820	—	25,416,461	—	67,594

In addition to the transactions mentioned above, as at 30 June, 2015 and 31 December, 2014, PHAROL had accounts payable to jointly controlled entities amounting to Euro 3,319,144 and Euro 7,874,531, respectively, and had accounts receivable from jointly controlled entities amounting to Euro 114,903 as at 31 December, 2014.

Although the companies were not associates on 31 December, 2014 and PHAROL did not have direct significant influence on these entities as of that dates, the above entities continued to be Oi investments.

b) Other

During the six month periods ended 30 June, 2015 and 2014, fixed remuneration of Board members, which was established by the Remuneration Committee, amounted to Euro 0.7 million and Euro 2.56 million, respectively.

Regarding the six month period ended 30 June, 2014, under the terms of the remuneration policy established by the Remuneration Committee, the executive board members were entitled to receive a variable remuneration depending on performance achieved, 50% of which is required to be paid the following year and the remaining 50% is required to be paid three years later if certain performance measures are met. PHAROL recognized annually the costs related to these variable remunerations. In the six month period ended 30 June, 2014 and after the Evaluation Committee had verified that the terms of the remuneration policy had been complied with, an amount of Euro 4.89 million was paid to executive board members relating to the 50% portion of the 2010 variable remunerations that had not been paid in the following year and deferred for a three year period.

On 30 June, 2015, no stock based or any compensation program of was in force nor any other or termination benefit program.

For the six month periods ended 30 June, 2015 and 2014, PHAROL key employees received fixed remuneration amounting to Euro 0.1 million and Euro 1 million, respectively. No variable remunerations were paid to key employees during these periods.

20.           Shareholders with Qualified Holdings

The Company believes that it is relevant to disclose outstanding balances and transactions with its main shareholders, namely those with a qualified holding of more than 2% in PHAROL’s share capital, and with all the entities reported by these shareholders as being part of the respective economic groups. The tables below present the balances as at 30 June, 2015 and 31 December, 2014, and the transactions occurred in the six month periods ended 30 June, 2015 and 2014 between PHAROL and these entities that are identified as shareholders with qualified holding and respective economic groups:

				Euro

	1S15		31 dec 2014
Shareholder	Cash and equivalents	Accounts payable	Cash and equivalents	Accounts payable
Novo Banco, S.A. (i)(ii)	218,114	5,755,946	371,430	5,755,946
	218,114	5,755,946	371,430	5,755,946

(i) As from 3 August, 2014 onwards, the qualified holding of PHAROL previously held or imputed to Banco Espírito Santo, S.A., was held by Novo Banco, S.A.

(ii) As at 30 June, 2015 and 31 December, 2014, cash equivalents mainly include term deposits at Banco Espírito Santo and Banco Espírito Santo Investimento.

In addition, as at 31 March, 2014, PHAROL held in its Balance Sheet Euro 897 million corresponding to debt securities issued by Rio Forte, subscribed through BES, which were repaid in April 2014 and reinvested in new debt securities also issued by Rio Forte that were transferred to Oi on 5 May, 2014, within the scope of the Oi Capital Increase. These debt securities were not settled by the debtor on maturity. On 30 March, 2015, these debt instruments were exchanged with Oi for a number of Oi shares owned by PHAROL, as explained in Notes 1, 12 and 13.

						Euro

	1S15			1S14
Shareholder	Revenues and gains	Costs and losses	Net interest income	Revenues and gains (i)	Costs and losses (i)	Net interest income
Novo Banco, S.A. (ii)	—	570,311	—	—	—	—
Grupo BES (ii)	—	—	—	4,667,477	4,658,740	13,772,609
RS Holding	—	—	—	143,861	1,228,160	—
Visabeira	—	—	—	2,245,730	22,608,561	—
	—	570,311	—	7,057,068	28,495,461	13,772,609

(i) As mentioned above, this caption mainly reflects the transactions that occurred up to 5 May, 2014, because as from that date PHAROL no longer controlled the entities that were contributed to Oi in connection with the Oi Capital Increase and which were the counterpart in most of the transactions with shareholders with qualified holdings.

(ii) As from 3 August, 2014 onwards, the qualified holding of PHAROL previously held or imputed to Banco Espírito Santo, S.A., was held by Novo Banco, S.A.

21.           Subsequent events

On 22 July, 2015, PHAROL signed together with Oi and the controlling holding companies of Oi, the relevant documentation for the corporate restructuring, which include all the provisions relevant for the implementation of the New Structure of Oi.

After the execution of the New Structure, but prior to the voluntary conversion of preferred shares to ordinary shares of Oi, PHAROL will hold, directly or indirectly through wholly owned subsidiaries 84,167,978 ordinary shares and 108,016,749 preferred shares of Oi. PHAROL’s voting rights in Oi will be limited to 15% of the total ordinary shares of Oi, as per the changes to be introduced in Oi’s bylaws

The New Structure was approved by ANATEL and was submitted for approval at a general shareholders meeting of Oi, to be held on 1 September, 2015.

The agenda of the general meeting includes:

•                  The relevant corporate actions required for the Merger of TmarPart and Oi;

•                  The new bylaws of Oi;

•                  The appoval of the proposal, terms and conditions and the opening of the period for the voluntary exchange of preferred shares of Oi into ordinary shares; and

•                  The election of the Board of Directors of Oi, which will have a mandate that runs until the general shareholders meeting that approves the 2017 financial statements.

On 31 July, 2015, PHAROL’s general shareholders’ meeting resolved that the Company shall file a liability claim against all members of the Board of Directors, elected for the three-year term of 2012/2014, who have breached legal, fiduciary and/ or statutory duties, among others, either by action or by omission, for the damages caused to PHAROL as a consequence and/or related with the investments in debt instruments issued by entities of GES.

According to the shareholders’ resolution, PHAROL shall file an indemnity claim, within six months counted as of the resolution of the general shareholders’ meeting, against the Board Members that held office during the three-year term of 2012/2014 and that had direct involvement in, or that according to their responsibilities could have prevented, the decisions taken concerning the GES investments.

On 14 August, 2015, Banco Comercial Português, S.A. (“BCP”), held a qualified holding of Pharol amounting to 6.1689% of share capital and voting rights.

On 19 august, 2015 RS Holding disclosed the reduction in its effective stake in PHAROL to 3.46%.

PHAROL, SGPS, S.A.

INDEPENDENT AUDITOR’S REPORT

Tel: +351 217 990 420	Av. da República, 50 - 10º
Fax: +351 217 990 439	1069-211 Lisboa
www.bdo.pt

LIMITED REVIEW REPORT ON THE CONSOLIDATED HALF YEAR FINANCIAL INFORMATION ISSUED BY AUDITOR REGISTERED AT THE CMVM

(Free translation from the original in Portuguese)

Introduction

1. Pursuant to applicable law, we present our Limited Review Report on the consolidated financial information for the six-month period ended June 30, 2015, of PHarol, SGPS, SA(hereinafter also referred to as the Company), which includes: the Management Report, the Consolidated statement of financial position (which presents a total of 1 025 407 524 euro and a total Equity of 1 000 226 672 euro, including a Net loss attributable to the shareholders of the Company of 14 249 245 euro), the Consolidated statement of income, the Consolidated statement of comprehensive income, the Consolidated statement of changes in equity and the Consolidated statement of cash flows, for the period of six months then ended, along with the corresponding Notes.

2. The amounts in the financial information are derived from the accounting records of the companies included in the consolidation, adjusted as part of the consolidation process to be in accordance with the International Financial Reporting Standards as adopted in the European Union.

Responsibilities

3. The Board of Directors is responsible for: (i) the preparation of consolidated financial information that gives a true and fair view of the financial position of the set of companies included in the consolidation, the consolidated results and the consolidated comprehensive income of their operations, the changes in consolidated equity and the consolidated cash flows; (ii) the historical financial information to be prepared in accordance with the International Financial Reporting Standards as adopted in the European Union, for the purposes of interim financial reporting (IAS 34) and that it is complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários); (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of appropriate internal control systems; and (v) the information about any material facts that have influenced the activity of the set of companies included in the consolidation, their financial position or their results.

4. Our responsibility is to verify the consolidated financial information contained in the documents referred to above, namely whether it is complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários), and to issue a professional and independent report based on our work.

Scope

5. Our work was performed with the objective of obtaining moderate assurance about whether the financial information referred to above is free from material misstatement. Our work was performed in accordance with the Technical Standards and Guidelines of the Order of Statutory Auditors (Normas Técnicas e as Diretrizes de Revisão/Auditoria da Ordem dos Revisores Oficiais de Contas), planned according to that objective, and consisted primarily in enquiries and analytical procedures, to review: (i) the reliability of the assertions included in the consolidated financial information; (ii) the appropriateness and consistency of the accounting principles used, as applicable; (iii) the verification of

BDO & Associados, SROC, Lda., Sociedade por quotas, Sede Av. da República, 50 - 10º, 1069-211 Lisboa, Registada na Conservatória do Registo Comercial de Lisboa, NIPC 501 340 467, Capital 100 000 euros. Sociedade de Revisores Oficiais de Contas inscrita na OROC sob o número 29 e na CMVM sob o número 1122.

A BDO & Associados, SROC, Lda., sociedade por quotas registada em Portugal, é membro da BDO International Limited, sociedade inglesa limitada por garantia, e faz parte da rede internacional BDO de firmas independentes.

the applicability of the going concern; (iv) the presentation of the consolidated financial information; and (v) the assessment of whether the consolidated financial information is complete, true, current, clear, objective and lawful.

6. Our work also included the verification that the consolidated financial information contained in the Management Report is consistent with the remaining documents referred to above.

7. We believe that the work performed provides a reasonable basis for the issue of this limited review report on the half year consolidated financial information.

Conclusion

8. Based on the work performed, which was executed with the objective of obtaining a moderate level of assurance, nothing has come to our attention that leads us to conclude that the consolidated financial information for the six-month period ended June 30, 2015 contains material misstatements that affect its conformity with the International Financial Reporting Standards as adopted in the European Union, for the purposes of interim financial reporting (IAS 34) and that it is not complete, true, current, clear, objective and lawful.

Emphasis

9. Without affecting the limited review conclusion expressed in the previous paragraph, we draw attention to the following situations:

9.1. The Independent auditors’ report on the individual and consolidated interim financial information for the period ended June 30, 2015 for the significant component Oi, SA, dated August 12, 2015, includes the following emphasis: “Investment in Unitel, S.A. - The value of the investment in Unitel, S.A., of R$4,581 million at June 30, 2015 (4,157 million at December 31, 2014), which includes the dividends receivable from this entity in the amount of R$1,102 million (R$944 million at December 31, 2014), was determined by Management based on an economic and financial evaluation carried out in order to reflect the best estimate of its fair value. We draw attention to the uncertainties disclosed in Notes 3 and 26 to the interim financial information since the realizable value of this investment depends on the fulfilling of the assumptions made in said assessment and as for the terms of sale of the stake in Unitel, S.A. Our opinion does not contain a qualification related to this issue.”

9.2. As mentioned in note 3 of the consolidated financial information, the Company restated the comparative amounts of the consolidated statements of income, comprehensive income and changes in equity, for the six-month period ended June 30, 2014, as a result of the change, by the end of 2014, in the measurement of the investment in Oi, SA, from fair value to the equity method. Additionally and given that our appointment occurred in mid-March 2015, the Limited Review Report on the half year consolidate financial information for the period ended June 30, 2014 of the Company (at that date denominated Portugal Telecom, SGPS, SA), dated August 29, 2014, was prepared by other auditor registered at the CMVM and included an exception for uncertainties, related to the outcome and consequent impact on the consolidated financial statements, fundamentally pursuant to the evolution of the trading stock price of the significant component Oi, SA, and with the default of debt securities issued by Rio Forte Investments, SA, which contributed to the capital increase of Oi, SA. As of June 30, 2015, the evolution of the trading stock price of Oi, SA, and the estimated recoverable amount of the debt securities issued by Rio Forte Investments, SA, were taken into consideration during the preparation of the current financial information, according to the terms described in points 2 and 3 of the Management Report and in notes 1, 12, 13, 14 and 17 of the consolidated financial information.

Lisbon, August 31, 2015

Rui Carlos Lourenço Helena, as representative of

BDO & Associados, SROC, Lda.

(registered with CMVM, n.º 1122)

PHAROL, SGPS, S.A.

STATEMENT OF THE AUDIT COMMITTEE

STATEMENT OF THE AUDIT COMMITTEE

(Free translation from the original version in Portuguese)

(Sub-paragraph c), paragraph 1 of Article 246 of the Portuguese Securities Code)

Under the terms and for the purposes of the sub-paragraph c), paragraph 1 of article 246 of the Portuguese Securities Code, the members of the Audit Committee of PHAROL, SGPS S.A. (“Pharol”) states that:

To the best of their knowledge the information provided for in paragraph a) of  paragraph 1 of article 246 of the Portuguese Securities Code was drawn up in  accordance with the applicable accounting standards, give a true and fair view of the  assets and liabilities, financial position and the results of Pharol and the undertakings  included in the consolidation perimeter, and that the interim management report  includes a fair review of important events that occurred in the period to which it  relates and the impact on the respective financial statements, and a description of  the principal risks and uncertainties for the next six months.

Without affecting the express statement in the preceding paragraph, we draw  attention to the fact that we have become aware of the limited review report on the  consolidated half-yearly information, the June 30, 2015, prepared by the chartered  accountant and auditor registered with the CMVM, report this containing two  emphases, with the Audit Committee took due note.

Lisbon, August 31st, 2015

President:	José Maria Rego Ribeiro da Cunha

Members:	Isabel Maria Beja Gonçalves Novo

Pedro Miguel Ribeiro de Almeida Fontes Falcão

Contacts

Investor Relations

Luis Sousa de Macedo

Investor relations Director

PHAROL SGPS

RUA JOSHUA BENOLIEL, 1, 2C

EDIFÍCIO AMOREIRAS SQUARE

1250-133 LISBOA, PORTUGAL

Tel: +351 21 269 7690

Fax: +351 21 500 0800

E-mail: ir@pharol.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports)

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PHAROL’s depositary bank for ADRs in New York.

Website

All publications and communications are available at: www.pharol.pt

Registered Office

RUA JOSHUA BENOLIEL, 1, 2C

EDIFÍCIO AMOREIRAS SQUARE

1250-133 LISBOA, PORTUGAL

Tel: +351 21 269 7690

Registered with the Commercial Registry Office of Lisbon under no. 503 215 058

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.